File No. 82-5215

松井証券

ネットストック

RECEIVED

2007 FEB -5 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 2, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07020861

SUPPL

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Securities Report including Interim Financial Statements under Japanese GAAP for the Six Months Ended September 30, 2006
2. Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for the Six Months Ended September 30, 2006
3. The 91th Fiscal Year Interim Business Report (April 1, 2006 through September 30, 2006)

If you have any further questions or requests for additional information please do not hesitate to contact Kumiko HAYASHI at 011-813-5216-0653 (telephone), 011-813-5216-8639 (facsimile) or k-hayashi@matsui.co.jp (E-mail).

PROCESSED

FEB 08 2007

THOMSON FINANCIAL

Very truly yours,

Matsui Securities Co., Ltd.

By

Name: Shinichi UZAWA
Title: Chief Financial Officer

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Six Months Ended September 30, 2006

Date: October 27, 2006
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Tokyo
Stock exchange listing: Tokyo
(URL http://www.matsui.co.jp/about_matsui/en/)
Representative: Michio Matsui: President and Chief Executive Officer
Contact: Shinichi Uzawa: Chief Financial Officer
Date of board meeting approving the account settlement: October 27, 2006
Application of US GAAP: None

Note: All figures in the financial statements are rounded off to the nearest millionth.

1. Consolidated financial summary for the six months ended September 30, 2006

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Six months ended Sep. 30, 2006	21,625	(−3.7)	20,154	(−4.3)	11,061	(−21.1)	11,207	(−20.1)
Six months ended Sep. 30, 2005	22,463	(18.6)	21,067	(18.3)	14,019	(17.2)	14,026	(17.7)
Year ended Mar. 31, 2006	57,072	(54.6)	54,150	(56.4)	37,116	(64.2)	37,062	(64.2)

	Net income		Earnings/share	Fully diluted earnings/share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Six months ended Sep. 30, 2006	6,582	(−16.0)	24.51	21.90
Six months ended Sep. 30, 2005	7,839	(16.4)	29.31	26.13
Year ended Mar. 31, 2006	20,650	(63.3)	77.11	68.78

Note:
1. Investment gain and loss on equity method: None
2. Average number of shares outstanding
   - Six months ended Sep. 30, 2006: 268,484,171 shares
   - Six months ended Sep. 30, 2005: 267,481,993 shares
   - Year ended Mar. 31, 2006: 267,808,149 shares
3. Change in accounting policies: None
4. The Company split its stock in three-for-one on May 17, 2005. The per share data of the six months ended Sep. 30, 2005 and the year ended Mar. 31, 2006 are calculated under the assumption that the stock split has been carried out at the beginning of the fiscal year ended Mar. 31, 2006.

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets/share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of Sep. 30, 2006	830,979	68,042	8.2	253.14
As of Sep. 30, 2005	813,944	54,285	6.7	202.57
As of Mar. 31, 2006	1,067,210	67,645	6.3	252.17

Note:
1. Number of shares outstanding
   - As of Sep. 30, 2006: 268,792,158 shares
   - As of Sep. 30, 2005: 267,985,503 shares
   - As of Mar. 31, 2006: 268,250,059 shares
2. The figures for the six months ended Sep. 30, 2005 and the year ended Mar. 31, 2006 that previously appeared under the headings "Shareholders' equity", "Shareholders' equity ratio" and "Shareholders' equity/ share" are shown in the columns "Net assets", "Equity ratio" and "Net assets/share" respectively.

(3) Cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalent at end of period
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Six months ended Sep. 30, 2006	−3,812	−560	−11,100	86,931
Six months ended Sep. 30, 2005	10,189	−983	8,852	79,309
Year ended March 31, 2006	−30,650	−949	72,750	102,403

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 1 company

Affiliates applicable of equity method: None

(5) Change in scope of consolidation and equity method application: None

2. Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

1. Information on Group Companies

Translation omitted.

2. Management Policy

Translation omitted.

3. Business results and Financial Positions for the year ended March 31, 2006

Translation omitted.

4. <u>Consolidated interim financial statements and others</u>

Consolidated interim financial statements

[1] Consolidated interim balance sheets

Item	Note	September 30, 2005			September 30, 2006			March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			79,309			26,931			102,403	
Cash segregated as deposits			307,004			262,006			322,005	
Cash in trust			1,500			75,000			1,000	
Trading assets			10			—			—	
Net receivables arising from pre-settlement date trades			652			13			705	
Margin account assets			399,520			433,832			610,279	
Loans receivable from customers		381,785			430,208			606,561		
Cash deposited as collateral for securities borrowed from securities finance companies		17,735			3,624			3,719		
Receivables on collateralized securities transactions			2,654			1,773			1,747	
Cash deposits collateral for securities borrowed		2,654			1,773			1,747		
Receivables from customers and others			188			61			17	
Advanced paid for subscription			—			—			66	
Short-term guarantee deposits			9,975			16,920			13,066	
Suspense account for securities to deliver			18			—			—	
Others			6,286			7,435			9,149	
Allowance for doubtful accounts			(183)			(281)			(391)	
Total current assets			806,933	99.1		823,689	99.1		1,060,045	99.3
II Fixed assets										
1 Tangible fixed assets	1		1,155	0.2		1,083	0.1		1,111	0.1
2 Intangible assets			2,710	0.3		2,944	0.4		2,779	0.3
Software		2,675			2,917			2,748		
Others		35			27			31		
3 Investments and others			3,146	0.4		3,263	0.4		3,275	0.3
Investment securities		2,013			1,691			1,934		
Others		1,182			2,182			2,102		
Allowance for doubtful accounts		(49)			(610)			(760)		
Total fixed assets			7,012	0.9		7,290	0.9		7,165	0.7
Total assets			813,944	100.0		830,979	100.0		1,067,210	100.0

(Millions of Yen)

Item	Note	September 30, 2005			September 30, 2006			March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Margin account liabilities			143,598			102,107			218,035	
Loans from securities finance companies		73,513			69,549			178,733		
Proceeds of securities sold on customers' account		70,085			32,558			39,302		
Payables on collateralized securities transactions			67,241			86,234			153,120	
Cash deposits as collateral for securities loaned		67,241			86,234			153,120		
Deposits received			166,094			137,337			155,473	
Guarantee money received			177,638			174,435			196,235	
Suspense account for undelivered securities			4			16			8	
Short-term borrowings			100,718			119,915			118,650	
Commercial paper			2,000			8,000			—	
Bond due within one year			10,000			10,000			20,000	
Accrued income taxes			5,900			3,977			12,141	
Accrued bonuses			83			69			383	
Others			2,322			2,433			3,046	
Total current liabilities			675,599	83.0		644,523	77.5		877,091	82.2
II Long-term liabilities										
Bonds			30,000			40,000			40,000	
Convertible bond			39,800			39,800			39,800	
Long-term borrowings			11,725			35,310			39,643	
Reserve for directors' retirement bonuses			235			206			235	
Others			0			0			0	
Total long-term liabilities			81,761	10.0		115,316	13.9		119,678	11.2
III Statutory reserves										
Reserve for securities transactions	2		2,299			3,098			2,795	
Total statutory reserves			2,299	0.3		3,098	0.4		2,795	0.3
Total liabilities			759,659	93.3		762,937	91.8		999,565	93.7

(Millions of Yen)

Item	Note	September 30, 2005			September 30, 2006			March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)										
I Common stock			11,681	1.4		—	—		11,750	1.1
II Capital surplus			9,529	1.2		—	—		9,598	0.9
III Earned surplus			32,685	4.0		—	—		45,497	4.2
IV Net unrealized gain (loss) on investment securities, net of taxes			412	0.1		—	—		822	0.1
V Treasury stock			(21)	(0.0)		—	—		(22)	(0.0)
Total shareholders' equity			54,285	6.7		—	—		67,645	6.3
Total liabilities and shareholders' equity			813,944	100.0		—	—		1,067,210	100.0
(Net assets)										
I Shareholders' equity										
Common stock			—			11,825			—	
Capital surplus			—			9,673			—	
Earned surplus			—			45,885			—	
Treasury stock			—			(22)			—	
Total shareholders' equity			—	—		67,361	8.1		—	—
II Valuation and translation adjustments										
Net unrealized gain (loss) on investment securities, net of taxes			—			681			—	
Total valuation and translation adjustments			—	—		681	0.1		—	—
Total net assets			—	—		68,042	8.2		—	—
Total liabilities and net assets			—	—		830,979	100.0		—	—

[2] Consolidated interim statements of income

(Millions of Yen)

Item	Note	Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			16,242			13,513			42,477	
Brokerage commissions		14,793			12,234			39,182		
Underwriting and selling commissions		100			37			164		
Subscription and distribution commissions		3			2			23		
Others		1,346			1,240			3,108		
Net gain (loss) on trading			(89)			(77)			(244)	
Interest and dividend income			6,309			8,188			14,839	
Total operating revenues			22,463	100.0		21,625	100.0		57,072	100.0
II Interest expenses			1,396			1,471			2,922	
Net operating revenues			21,067	93.8		20,154	93.2		54,150	94.9
III Selling, general and administrative expenses			7,048	31.4		9,092	42.0		17,034	29.9
Transaction related expenses		2,080			2,674			5,000		
Employees' compensation and benefits		886			951			1,979		
Occupancy and rental		152			182			324		
Data processing and office supplies		3,156			4,403			7,173		
Depreciation		489			593			1,050		
Duties and taxes other than income taxes		138			152			353		
Provision of allowance for doubtful accounts		29			—			949		
Others		117			138			206		
Operating income			14,019	62.4		11,061	51.2		37,116	65.0
IV Non-operating income			39	0.2		157	0.7		175	0.3
Compensation income for damages		—			94			122		
Dividend income		—			56			33		
Others		39			8			20		
V Non-operating expenses			32	0.2		12	0.1		230	0.4
Bond issuing costs		—			—			83		
Others		32			12			146		
Ordinary income			14,026	62.4		11,207	51.8		37,062	64.9

Item	Note	Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
VI Special profits										
Gain on sales of investment securities		—			—			189		
Reversal of allowance for doubtful accounts		—			218			—		
Total special profits			—	—		218	1.0		189	0.4
VII Special losses										
Loss on sales and disposals of property and equipment		33			0			87		
Loss on impairment of fixed assets		—			—			6		
Provision for statutory reserves		411			302			907		
Devaluation loss on telephone subscription rights		—			0			—		
Devaluation loss on corporate golf membership and resort membership		—			—			31		
Total special losses			444	1.9		303	1.4		1,031	1.8
Income before income taxes			13,582	60.5		11,123	51.4		36,220	63.5
Income taxes - current		5,813			3,916			16,746		
Income taxes - deferred		(70)	5,743	25.6	625	4,541	21.0	(1,176)	15,570	27.3
Net income			7,839	34.9		6,582	30.4		20,650	36.2

[3] Consolidated interim statements of retained earnings

Item		Six months ended September 30, 2005		Year ended March 31, 2006	
	Note	Millions of Yen		Millions of Yen	
(Capital surplus)					
I Beginning balance of capital surplus			9,317		9,317
II Increase in capital surplus					
1 Issuance of new shares on the exercise of new-share purchase rights		212	212	281	281
III Capital surplus at end of period			9,529		9,598
(Earned surplus)					
I Beginning balance of earned surplus			28,737		28,737
II Increase in earned surplus					
1 Net income		7,839	7,839	20,650	20,650
III Decrease in earned surplus					
1 Cash dividends		3,792		3,792	
2 Bonus to directors		99	3,891	99	3,891
IV Earned surplus at end of period			32,685		45,497

[4] Consolidated interim statements of changes in net assets

(Six months ended September 30, 2006) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of Mar. 31, 2006	11,750	9,598	45,497	(22)	66,823
Changes in the current term					
Issuance of new shares	75	75			150
Dividends from earned surplus			(6,194)		(6,194)
Net income			6,582		6,582
Purchase of treasury stock				(0)	(0)
Net change of items other than Shareholders' equity					
Total changes of items in the current term	75	75	388	(0)	537
Balance as of Sep. 30, 2006	11,825	9,673	45,885	(22)	67,361

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2006	822	822	67,645
Changes in the current term			
Issuance of new shares			150
Dividends from earned surplus			(6,194)
Net income			6,582
Purchase of treasury stock			(0)
Net change of items other than Shareholders' equity	(141)	(141)	(141)
Total changes of items in the current term	(141)	(141)	397
Balance as of Sep. 30, 2006	681	681	68,042

[5] Consolidated interim statements of cash flow

Item	Note	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
		Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		13,582	11,123	36,220
Depreciation and amortization		489	593	1,050
Net change in allowance for doubtful accounts		29	(260)	949
Net change in accrued bonuses		(218)	(314)	82
Net change in reserve for securities transactions		411	302	907
Interest and dividend income		(486)	(891)	(1,139)
Interest expenses		527	843	1,116
Interest income on margin transactions		(5,771)	(7,247)	(13,581)
Interest expenses on margin transactions		777	529	1,626
Loss on sales and disposals of property and equipment		33	0	87
Loss on impairment of fixed assets		—	—	6
Devaluation loss on telephone subscription rights		—	0	—
Gain on sales of investment securities		—	—	(189)
Devaluation loss on corporate golf membership and resort membership		—	—	31
Net change in deposits segregated for customers		(84,001)	59,999	(99,002)
Net change in cash in trust		7,500	(14,000)	8,000
Net change in trading assets		98	—	107
Net change in net receivables arising from pre-settlement date trades		271	692	218
Net change in margin assets and liabilities		(9,483)	60,519	(145,805)
Net change in receivable on collateralized securities transactions		(1,044)	(27)	(137)
Net change in deposits received		59,516	(18,136)	48,913
Net change in cash collateral for securities loaned		(6,539)	(66,886)	79,340
Net change in guarantee deposits received		40,171	(21,800)	58,768
Net change in short-term guarantee deposits		(3,180)	(3,854)	(6,271)
Bonus to director		(99)	—	(99)
Others		(711)	859	(1,969)
Sub total		11,872	2,044	(30,771)
Interest and dividend received		455	890	1,081
Interest paid		(522)	(788)	(1,098)
Interest on margin transactions received		5,335	6,552	12,726
Interest on margin transactions paid		(608)	(512)	(1,641)
Income taxes paid		(6,344)	(11,998)	(10,946)
Net cash flows from operating activities		10,189	(3,812)	(30,650)

Item	Note	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
		Millions of Yen	Millions of Yen	Millions of Yen
II Cash flows from investing activities				
Payments for purchases of property and equipment		(83)	(15)	(93)
Payments for purchases of intangible assets		(901)	(481)	(1,795)
Proceeds from sales of investment securities		—	—	954
Others		1	(64)	(16)
Net cash flows from investing activities		(983)	(560)	(949)
III Cash flows from financing activities				
Net change in short-term borrowings		8,000	(2,000)	51,000
Net change in commercial paper		1,000	8,000	(1,000)
Proceeds from long-term borrowings		7,100	1,000	37,100
Repayments of long-term borrowings		(3,689)	(2,068)	(30,839)
Proceeds from issuance of bonds		—	—	19,917
Repayment for corporate bond		—	(10,003)	—
Proceeds from issuance of shares		221	147	358
Payments for purchase of treasury stock		(0)	(0)	(1)
Dividends paid		(3,780)	(6,176)	(3,784)
Net cash flows from financing activities		8,852	(11,100)	72,750
IV Translation difference of cash and cash equivalent		0	0	0
V Net change in cash and cash equivalent		18,058	(15,472)	41,152
VI Cash and cash equivalents at beginning of period		61,251	102,403	61,251
VII Cash and cash equivalents at end of period	1	79,309	86,931	102,403

Significant accounting policies for the consolidated interim financial statements

The consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 24, 1999) and its Article 48 and 69 .

1. Scope of consolidation: Number of consolidated subsidiary is 1 (Matsui Real Estate Co., Ltd.)
2. Application of equity method: The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.
3. Accounting period: The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.
4. Accounting policies:

(1) Valuation of securities and derivatives

(I) Securities and derivatives classified in trading assets: securities and derivatives classified in trading assets are valued at fair value.

(II) Securities not classified in trading assets: other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of significant depreciable assets

(I) Tangible fixed assets: the Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(II) Intangible assets: straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accounting policies for significant provisions

(I) Allowance for doubtful accounts: an allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(II) Accrued bonuses: estimated amount of employees' bonuses is accrued.

(4) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(5) Accounting for significant hedging transactions

The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The Company accounts for its interest rate swap trading pursuant to an allowed alternative method.

(6) Other material items

National and local consumption taxes are separately recorded.

5. Scope of "Cash and cash equivalents" in consolidated statements of cash flows: "Cash and cash equivalents" in the consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.

(Significant Change in Accounting Policies for the Consolidated Interim Financial Statements)

The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" from this interim period. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 68,042 million yen. Consolidated interim financial statements are presented according to the revision of "Regulations of Consolidated Interim Financial Statements".

(Reclassifications)

"Compensation income for damages" in non-operating income which had been previously included in "non-operating income", was stated separately from the current fiscal period. The amount of "Compensation income for damages" for the six months ended September 30, 2006, was 3 million yen.

"Dividend income" in non-operating income which had been previously included in "non-operating income", was stated separately from the current fiscal period. The amount of "dividend income" for the six months ended September 30, 2006 was 26 million yen.

Notes to consolidated interim financial statements

(Notes to consolidated interim balance sheets)

1. Accumulated depreciation deduced from tangible assets is as follow (millions of Yen)

As of September 30, 2005	441
As of September 30, 2006	518
As of March 31, 2006	476

2. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to Consolidated Interim Statements of Changes in Net Assets)

Six months ended September 30, 2006

1 Types and number of outstanding shares and treasury stock

(Number of shares)

Types of shares	Number of shares as of Mar. 31, 2006	Number of shares increased for the six months ended September 30, 2006	Number of shares decreased for the six months ended September 30, 2006	Number of shares as of Sep. 30, 2006
Outstanding shares				
Common stock	268,281,485	542,304	–	268,823,789
Treasury stock				
Common stock	31,426	205	–	31,631

Note 1. Increase of common stock outstanding is resulted from the execution of new-share purchase rights as stock options.

2. Increase of treasury stock is resulted from the purchase of odd-lot shares.

2 Dividend

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 25, 2006
Type of shares	Common stock
Amount of dividend payment	6,194 million yen
Dividend per share	23.09 yen
Date of record for dividend	March 31, 2006
Effective date	June 26, 2006

(Notes to consolidated interim statements of cash flow)

The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated balance sheet is as follows:

(Millions of yen)

	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Cash and bank deposits	79,309	26,931	102,403
Cash in trust (※)	—	60,000	—
Cash and cash equivalent	79,309	86,931	102,403

(※) Cash in trust whose purpose is to segregate guarantee money is excluded.

(Segment Information)

Information related to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the operating revenue or operating income of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information related to segment information on geographic areas and export sales has been omitted, because the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

(Reference)

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item (Millions of Yen)	1Q of the year ended Mar. 31, 2006 ('05. 4. 1 - '05. 6.30)	2Q of the year ended Mar. 31, 2006 ('05. 7. 1 - '05. 9.30)	3Q of the year ended Mar. 31, 2006 ('05.10. 1 - '05.12.31)	4Q of the year ended Mar. 31, 2006 ('06.1. 1 - '06.3.31)	Total for the year ended Mar. 31, 2006 ('05. 4. 1 - '06. 3.31)
Operating revenues	9,693	12,770	16,379	18,230	57,072
Commissions	6,718	9,524	13,060	13,175	42,477
Net gain (loss) on trading	(31)	(58)	(700)	544	(244)
Interest and dividend income	3,005	3,304	4,019	4,511	14,839
Interest expenses	620	776	795	731	2,922
Net operating revenues	9,073	11,994	15,584	17,499	54,150
Selling, general and administrative expenses	3,427	3,621	4,311	5,676	17,034
Transaction related expenses	981	1,099	1,322	1,598	5,000
Employees' compensation and benefits	501	384	470	624	1,979
Occupancy and rental	72	80	85	86	324
Data processing and office supplies	1,497	1,659	1,991	2,027	7,173
Depreciation	237	252	273	288	1,050
Duties and taxes other than income taxes	58	80	94	120	353
Provision of allowance for doubtful accounts	21	8	17	903	949
Others	58	59	60	29	206
Operating income	5,646	8,373	11,274	11,823	37,116
Non-operating income and expenses	9	(2)	(98)	37	(54)
Ordinary income	5,655	8,371	11,176	11,860	37,062
Special profits and losses	(184)	(260)	(97)	(301)	(842)
Income before income taxes	5,471	8,111	11,079	11,559	36,220
Income taxes-current	1,914	3,898	4,874	6,059	16,746
Income taxes-deferred	333	(403)	(130)	(977)	(1,176)
Net income	3,224	4,615	6,334	6,477	20,650

(Millions of Yen)

Item	1Q for the year ends Mar. 31, 2007 ('06. 4. 1 – '06. 6.30)	2Q for the year ends Mar. 31, 2007 ('06. 7. 1 – '06. 9.30)	Total for the six months ended Sep. 30, 2006 ('06. 4. 1 – '06. 9.30)
Operating revenues	11,820	9,805	21,625
Commissions	7,524	5,989	13,513
Net gain (loss) on trading	(1)	(76)	(77)
Interest and dividend income	4,297	3,891	8,188
Interest expenses	700	771	1,471
Net operating revenues	11,120	9,033	20,154
Selling, general and administrative expenses	4,666	4,426	9,092
Transaction related expenses	1,368	1,306	2,674
Employees' compensation and benefits	452	499	951
Occupancy and rental	90	93	182
Data processing and office supplies	2,309	2,094	4,403
Depreciation	288	305	593
Duties and taxes other than income taxes	80	72	152
Provision of allowance for doubtful accounts	—	—	—
Others	80	58	138
Operating income	6,454	4,607	11,061
Non-operating income and expenses	53	93	146
Ordinary income	6,507	4,700	11,207
Special profits and losses	(117)	33	(84)
Income before income taxes	6,390	4,733	11,123
Income taxes-current	1,806	2,110	3,916
Income taxes-deferred	780	(155)	625
Net income	3,804	2,778	6,582

Non-Consolidated Financial Summary under Japanese GAAP
For the Six months Ended September 30, 2006

Date: October 27, 2006
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Tokyo
Stock exchange listing: Tokyo
(URL http://www.matsui.co.jp/about_matsui/en/)
Representative: Michio Matsui: President and Chief Executive Officer
Contact: Shinichi Uzawa: Chief Financial Officer
Date of board meeting approving the account settlement: October 27, 2006
Date of dividend payment: —
Unit of shares: 100 shares

Note: All figures in the financial statements are rounded off to the nearest millionth.

1. Non-Consolidated financial summary for the six months ended September 30, 2006

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Six months ended Sep. 30, 2006	21,625	(−3.7)	20,154	(−4.3)	11,060	(−21.1)	11,202	(−20.1)
Six months ended Sep. 30, 2005	22,463	(18.6)	21,067	(18.3)	14,018	(17.2)	14,022	(17.7)
Year ended Mar. 31, 2006	57,072	(54.6)	54,150	(56.4)	37,113	(64.2)	37,052	(64.2)

	Net income		Earnings/share	Fully diluted earnings/share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Six months ended Sep. 30, 2006	6,579	(−16.0)	24.50	21.83
Six months ended Sep. 30, 2005	7,835	(16.4)	29.29	26.11
Year ended Mar. 31, 2006	20,644	(63.4)	77.08	68.76

Note: 1. Average number of shares outstanding
Six months ended Sep. 30, 2006 268,484,171 shares
Six months ended Sep. 30, 2005 267,481,993 shares
Year ended Mar. 31, 2006 267,808,149 shares

2. Change in accounting policies: None
3. The Company split its stock in three-for-one on May 17, 2005. The per share data of the six months ended Sep. 30, 2005 and the year ended Mar. 31, 2006 are calculated under the assumption that the stock split has been carried out at the beginning of the fiscal year ended Mar. 31, 2006.

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets/share	Capital Adequacy ratio
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)	(%)
As of Sep. 30, 2006	830,908	67,975	8.2	252.89	433.7
As of Sep. 30, 2005	813,880	54,224	6.7	202.34	418.5
As of Mar. 31, 2006	1,067,143	67,581	6.3	251.93	346.0

Note: 1. Number of shares outstanding
As of Sep. 30, 2006 268,792,158 shares
As of Sep. 30, 2005 267,985,503 shares
As of Mar. 31, 2006 268,250,059 shares

2. Number of treasury stocks
As of Sep. 30, 2006 31,631 shares
As of Sep. 30, 2005 31,040 shares
As of Mar. 31, 2006 31,426 shares

3. The figures for the six months ended Sep. 30, 2005 and the year ended Mar. 31, 2006 that previously appeared under the headings "Shareholders' equity", "Shareholders' equity ratio" and "Shareholders' equity/ share" are shown in the columns "Net assets", "Equity ratio" and "Net assets/share" respectively.

2. Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

3. Dividends

	Interim	End of terms	Annual
	(Yen)	(Yen)	(Yen)
Year ended Mar. 31, 2006	–	23.09	23.09
Year ended Mar. 31, 2007	–	–	undecided
Year ended Mar. 31, 2007 (expected)	–	undecided	

Notice to readers:

The accompanying consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Non-consolidated interim financial statements and others

Non-consolidated interim financial statements

[1] Non-consolidated interim balance sheets

Item		September 30, 2005			September 30, 2006			March 31, 2006		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			79,129			26,737			102,214	
Cash segregated as deposits			307,004			262,006			322,005	
Cash in trust			1,500			75,000			1,000	
Trading assets			10			—			—	
Net receivables arising from pre-settlement date trades			652			13			705	
Margin account assets			399,520			433,832			610,279	
Loans receivable from customers		381,785			430,208			606,561		
Cash deposited as collateral for securities borrowed from securities finance companies		17,735			3,624			3,719		
Receivables on collateralized securities transactions			2,654			1,773			1,747	
Cash deposits collateral for securities borrowed		2,654			1,773			1,747		
Receivables from customers and others			188			61			17	
Advanced paid for subscription			—			—			66	
Short-term guarantee deposits			9,975			16,920			13,066	
Suspense account for securities to deliver			18			—			—	
Others			6,283			7,433			9,148	
Allowance for doubtful accounts			(183)			(281)			(391)	
Total current assets			806,750	99.1		823,494	99.1		1,059,856	99.3
II Fixed assets										
1 Tangible fixed assets	1		824	0.1		758	0.1		784	0.1
2 Intangible assets			2,710	0.3		2,944	0.4		2,779	0.3
Software		2,675			2,917			2,748		
Others		35			27			31		
3 Investments and others			3,596	0.5		3,712	0.4		3,724	0.3
Investment securities		2,013			1,691			1,934		
Shares of affiliate Companies		450			450			450		
Others		1,182			2,181			2,101		
Allowance for doubtful accounts		(49)			(610)			(760)		
Total fixed assets			7,130	0.9		7,415	0.9		7,287	0.7
Total assets			813,880	100.0		830,908	100.0		1,067,143	100.0

(Millions of Yen)

Item	Note	September 30, 2005			September 30, 2006			March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Margin account liabilities			143,598			102,107			218,035	
Loans from securities finance companies		73,513			69,549			178,733		
Proceeds of securities sold on customers' account		70,085			32,558			39,302		
Payables on collateralized securities transactions			67,241			86,234			153,120	
Cash deposits as collateral for securities loaned		67,241			86,234			153,120		
Deposits received			166,094			137,337			155,472	
Guarantee money received			177,638			174,435			196,235	
Suspense account for undelivered securities			4			16			8	
Short-term borrowings			100,718			119,915			118,650	
Commercial paper			2,000			8,000			–	
Bond due within one year			10,000			10,000			20,000	
Accrued income taxes			5,899			3,975			12,140	
Accrued bonuses			83			68			382	
Others			2,321			2,432			3,045	
Total current liabilities			675,596	83.0		644,520	77.5		877,088	82.2
II Long-term liabilities										
Bonds			30,000			40,000			40,000	
Convertible bond			39,800			39,800			39,800	
Long-term borrowings			11,725			35,310			39,643	
Reserve for directors' retirement bonuses			235			206			235	
Total long-term liabilities			81,760	10.0		115,316	13.9		119,678	11.2
III Statutory reserves										
Reserve for securities transactions	2		2,299			3,098			2,795	
Total statutory reserves			2,299	0.3		3,098	0.4		2,795	0.3
Total liabilities			759,655	93.3		762,933	91.8		999,562	93.7

(Millions of Yen)

Item	Note	September 30, 2005			September 30, 2006			March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)										
I Common stock			11,681	1.4		—	—		11,750	1.1
II Capital surplus										
1 Additional paid-in capital			9,529			—			9,598	
Total capital surplus			9,529	1.2		—	—		9,598	0.9
III Earned surplus										
1 Earned surplus reserves			159			—			159	
2 Voluntary reserves			4,250			—			4,250	
Special purpose reserves		4,250			—			4,250		
3 Inappropriate retained earnings			28,215			—			41,024	
Total earned surplus			32,624	4.0		—	—		45,433	4.2
IV Net unrealized gain (loss) on investment securities, net of taxes			412	0.1		—	—		822	0.1
V Treasury stock			(21)	(0.0)		—	—		(22)	(0.0)
Total shareholders' equity			54,224	6.7		—	—		67,581	6.3
Total liabilities and shareholders' equity			813,880	100.0		—	—		1,067,143	100.0
(Net assets)										
I Shareholders' equity										
1 Common stock			—	—		11,825	1.4		—	—
2 Capital surplus										
(1) Additional paid-in capital		—			9,673			—		
Total capital surplus			—	—		9,673	1.2		—	—
3 Earned surplus										
(1) Earned surplus reserves		—			159			—		
(2) Other earned surplus										
Special purpose reserves		—			4,250			—		
Earned surplus carried forward		—			41,409			—		
Total earned surplus			—	—		45,818	5.5		—	—
4 Treasury stock			—	—		(22)	(0.0)		—	—
Total shareholders' equity			—	—		67,294	8.1		—	—
II Valuation and translation adjustments										
1 Net unrealized gain (loss) on investment securities, net of taxes			—			681			—	
Total valuation and translation adjustments			—	—		681	0.1		—	—
Total net assets			—	—		67,975	8.2		—	—
Total liabilities and net assets			—	—		830,908	100.0		—	—

[2] Non-Consolidated Interim Statements of Income

(Millions of Yen)

Item	Note	Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			16,242			13,513			42,477	
Brokerage commissions		14,793			12,234			39,182		
Underwriting and selling commissions		100			37			164		
Subscription and distribution commissions		3			2			23		
Others		1,346			1,240			3,108		
Net gain (loss) on trading	1		(89)			(77)			(244)	
Interest and dividend income			6,309			8,188			14,839	
Total operating revenues			22,463	100.0		21,625	100.0		57,072	100.0
II Interest expenses			1,396			1,471			2,922	
Net operating revenues			21,067	93.8		20,154	93.2		54,150	94.9
III Selling, general and administrative expenses			7,049	31.4		9,093	42.1		17,037	29.9
Transaction related expenses		2,080			2,674			5,000		
Employees' compensation and benefits		883			948			1,974		
Occupancy and rental		163			192			344		
Data processing and office supplies		3,156			4,403			7,173		
Depreciation		487			590			1,044		
Duties and taxes other than income taxes		136			149			348		
Provision of allowance for doubtful accounts		29			—			949		
Others		116			137			205		
Operating income			14,018	62.4		11,060	51.1		37,113	65.0
IV Non-operating income			35	0.2		153	0.7		168	0.3
Compensation income for damages		—			94			122		
Dividend income		—			56			33		
Others		35			4			13		
V Non-operating expenses			32	0.2		12	0.0		230	0.4
Bond issuing costs		—			—			83		
Others		32			12			146		
Ordinary income			14,022	62.4		11,202	51.8		37,052	64.9

Item		Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
VI Special profits										
Gain on sales of investment securities		—			—			189		
Reversal of allowance for doubtful accounts		—			218			—		
Total special profits			—	—		218	1.0		189	0.3
VII Special losses										
Loss on sales and disposals of property and equipment		33			0			87		
Loss on impairment of fixed assets		—			—			4		
Provision for statutory reserves		411			302			907		
Devaluation loss on telephone subscription rights		—			0			—		
Devaluation loss on corporate golf membership and resort membership		—			—			31		
Total special losses			444	2.0		303	1.4		1,029	1.8
Income before income taxes			13,577	60.4		11,118	51.4		36,212	63.4
Income taxes - current		5,812			3,914			16,744		
Income taxes - deferred		(70)	5,742	25.5	625	4,539	21.0	(1,176)	15,568	27.2
Net income			7,835	34.9		6,579	30.4		20,644	36.2
Inappropriate retained earnings at the beginning of period			20,380			—			20,380	
Inappropriate retained earnings at the end of period			28,215			—			41,024	

[3] Non- Consolidated interim statements of changes in net assets

(Six months ended September 30, 2006) (Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of Mar. 31, 2006	11,750	9,598	9,598	159	4,250	41,024	45,433	(22)	66,760
Changes in the current term									
Issuance of new shares	75	75	75						150
Dividends from earned surplus						(6,194)	(6,194)		(6,194)
Net income						6,579	6,579		6,579
Purchase of treasury stock								(0)	(0)
Net change of items other than Shareholders' equity									
Total changes of items in the current term	75	75	75	—	—	385	385	(0)	534
Balance as of Sep. 30, 2006	11,825	9,673	9,673	159	4,250	41,409	45,818	(22)	67,294

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2006	822	822	67,581
Changes in the current term			
Issuance of new shares			150
Dividends from earned surplus			(6,194)
Net income			6,579
Purchase of treasury stock			(0)
Net change of items other than Shareholders' equity	(141)	(141)	(141)
Total changes of items in the current term	(141)	(141)	394
Balance as of Sep. 30, 2006	681	681	67,975

Significant accounting policies for the non-consolidated financial statements

The non-consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 38, 1977) and its Article 38 and 57.

Accounting policies:

(1) Valuation of securities and derivatives

(I) Securities and derivatives classified in trading assets: securities and derivatives classified in trading assets are valued at fair value.

(II) Securities not classified in trading assets: other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of significant depreciable assets

(I) Tangible fixed assets: the Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(II) Intangible assets: straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accrued Assets

The entire bond issuing cost is expensed at the issuance.

(4) Accounting policies for significant provisions

(I) Allowance for doubtful accounts: an allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(II) Accrued bonuses: estimated amount of employees' bonuses is accrued.

(III) Reserve for Securities transactions: the Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies".

(5) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(6) Accounting for significant hedging transactions

The Company uses interest rate swap trading to limit exposures to fluctuations in interest rates.

The Company accounts for its interest rate swap trading pursuant to an allowed alternative method.

(7) Other material items

National and local consumption taxes are separately recorded.

(Significant Change in Accounting policies for the non-consolidated interim financial statements)

The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" from this interim period. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 67,975 million yen. Non-consolidated interim financial statements are presented according to the revision of "Regulations of Non-consolidated Interim Financial Statements".

(Reclassifications)

"Compensation income for damages" in non-operating income which had been previously included in "non-operating income", was stated separately from the current fiscal period. The amount of "Compensation income for damages" for the six months ended September 30, 2006, was 3 million yen.

"Dividend income" in non-operating income which had been previously included in "non-operating income", was stated separately from the current fiscal period. The amount of "dividend income" for the six months ended September 30, 2006 was 26 million yen.

Notes to non-consolidated interim financial statements

(Notes to non-consolidated interim balance sheets)

1. Accumulated depreciation deduced from tangible assets is as follow (millions of Yen)

As of September 30, 2005	296
As of September 30, 2006	369
As of March 31, 2006	328

2. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to non-consolidated interim statements of income)

1. Breakdown of net gain on trading

(Millions of Yen)

	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Stocks	(93)	(81)	(253)
Bonds/Others	5	4	9
Bonds	—	—	—
Others	5	4	9
Total	(89)	(77)	(244)

(Notes to non-consolidated interim statements of income)

Six months ended September 30, 2006

Types and Number of Shares

(Number of shares)

Types of shares	Number of shares as of Mar. 31, 2006	Number of shares increased for the six months ended September 30, 2006	Number of shares decreased for the six months ended September 30, 2006	Number of shares as of Sep. 30, 2006
Treasury stock				
Common stock	31,426	205	−	31,631
Total	31,426	205	−	31,631

Note: Increase of treasury stock is resulted from the purchase of odd-lot shares.

(Reference)

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by item

(Millions of Yen)

	Six months ended Sep. 30, 2006 (A)	Six months ended Sep. 30, 2005 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2006
Brokerage	12,234	14,793	82.7%	39,182
(Stocks)	12,124	14,748	82.2%	39,040
(Bonds)	—	—	—	—
(Beneficiary certificates)	71	32	219.4%	105
(Others)	39	12	315.6%	37
Underwriting and selling	37	100	37.3%	164
Subscription and distribution	2	3	67.1%	23
Others	1,240	1,346	92.2%	3,108
Total	13,513	16,242	83.2%	42,477

(2) Commission revenues by product

(Millions of Yen)

	Six months ended Sep. 30, 2006 (A)	Six months ended Sep. 30, 2005 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2006
Stocks	12,607	15,251	82.7%	40,074
Bonds	—	—	—	—
Beneficiary certificates	74	35	208.3%	111
Others	833	955	87.2%	2,293
Total	13,513	16,242	83.2%	42,477

2. Stock Trading

(Millions of shares, Millions of Yen)

	Six months ended Sep. 30, 2006 (A)		Six months ended Sep. 30, 2005 (B)		Comparison (A) / (B)		Year ended Mar. 31, 2006	
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	14,695	13,728,233	20,451	12,003,440	71.9%	114.4%	45,009	33,537,762
(Proprietary trading)	19	14,981	0	1,148	—	—	3	7,760
(Brokerage)	14,675	13,713,252	20,451	12,002,292	71.8%	114.3%	45,006	33,530,002
Brokerage/Total (%)	99.9	99.9	100.0	100.0			100.0	100.0

3. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

			Six months ended Sep. 30, 2006 (A)	Six months ended Sep. 30, 2005 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2006
Underwriting and selling	Stocks	(Number of shares)	1	0	526.2 %	0
		(Value)	1,080	2,364	45.7%	4,042
	Bonds	(Face value)	—	—	—	—
	Beneficiary certificates	(Value)	—	—	—	—
	Commercial paper and others	(Value)	—	—	—	—
Subscription and distribution	Stocks	(Number of shares)	0	0	1.2%	0
		(Value)	134	354	37.8%	988
	Bonds	(Face value)	—	—	—	—
	Beneficiary certificates	(Value)	1,528	1,150	132.9%	2,486
	Commercial paper and others	(Value)	—	—	—	—

4. Capital Adequacy Ratio

(Millions of Yen)

			As of Sep. 30, 2006	As of Sep. 30, 2005	As of Mar. 31, 2006
Tier I capital		(A)	67,293	53,812	60,565
Tier II capital	Net unrealized gain on investment		681	411	821
	Statutory reserves		3,097	2,299	2,795
	Allowance for doubtful accounts		280	182	390
	Long-term debts		—	—	—
	Short-term debts		—	—	—
	Total	(B)	4,059	2,893	4,007
Assets to be deducted from equity capital		(C)	6,566	5,842	5,957
Equity capital after deduction	(A) + (B) − (C)	(D)	64,786	50,863	58,616
Risk	Market risk		155	195	185
	Counter party risk		10,257	8,753	12,945
	Basic risk		4,524	3,204	3,807
	Total	(E)	14,937	12,153	16,938
Capital adequacy ratio		(D)/(E)	433.7%	418.5%	346.0%

Note: Capital adequacy ratio as of March 31, 2006 is calculated with appropriated retained earnings being deducted from Tier I capital. Values are rounded down to the nearest millionth.

5. Summary of Quarterly Non-Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2006 ('05. 4. 1 - '05. 6.30)	2Q of the year ended Mar. 31, 2006 ('05. 7. 1 - '05. 9.30)	3Q of the year ended Mar. 31, 2006 ('05.10. 1 - '05.12.31)	4Q of the year ended Mar. 31, 2006 ('06.1. 1 - '06.3.31)	Total for the year ended Mar. 31, 2006 ('05. 4. 1 - '06. 3.31)
Operating revenues	9,693	12,770	16,379	18,230	57,072
Commissions	6,718	9,524	13,060	13,175	42,477
Net gain (loss) on trading	(31)	(58)	(700)	544	(244)
Interest and dividend income	3,005	3,304	4,019	4,511	14,839
Interest expenses	620	776	795	731	2,922
Net operating revenues	9,073	11,994	15,584	17,499	54,150
Selling, general and administrative expenses	3,427	3,622	4,312	5,676	17,037
Transaction related expenses	981	1,099	1,322	1,598	5,000
Employees' compensation and benefits	500	383	469	623	1,974
Occupancy and rental	77	85	90	91	344
Data processing and office supplies	1,497	1,659	1,991	2,026	7,173
Depreciation	236	251	271	287	1,044
Duties and taxes other than income taxes	57	79	93	119	348
Provision of allowance for doubtful accounts	21	8	17	903	949
Others	58	58	60	29	205
Operating income	5,646	8,372	11,273	11,822	37,113
Non-operating income and expenses	7	(4)	(100)	35	(61)
Ordinary income	5,653	8,368	11,173	11,857	37,052
Special profits and losses	(184)	(260)	(97)	(299)	(840)
Income before income taxes	5,469	8,108	11,076	11,558	36,212
Income taxes-current	1,914	3,898	4,876	6,055	16,744
Income taxes-deferred	333	(403)	(130)	(976)	(1,176)
Net income	3,222	4,612	6,330	6,479	20,644

(Millions of Yen)

Item	1Q for the year ends Mar. 31, 2007 ('06. 4. 1 – '06. 6.30)	2Q for the year ends Mar. 31, 2007 ('06. 7. 1 – '06. 9.30)	Total for the six months ended Sep. 30, 2006 ('06. 4. 1 – '06. 9.30)
Operating revenues	11,820	9,805	21,625
Commissions	7,524	5,989	13,513
Net gain (loss) on trading	(1)	(76)	(77)
Interest and dividend income	4,297	3,891	8,188
Interest expenses	700	771	1,471
Net operating revenues	11,120	9,033	20,154
Selling, general and administrative expenses	4,667	4,426	9,093
Transaction related expenses	1,368	1,306	2,674
Employees' compensation and benefits	450	498	948
Occupancy and rental	94	97	192
Data processing and office supplies	2,309	2,094	4,403
Depreciation	287	303	590
Duties and taxes other than income taxes	79	70	149
Provision of allowance for doubtful accounts	—	—	—
Others	79	58	137
Operating income	6,454	4,607	11,060
Non-operating income and expenses	51	91	142
Ordinary income	6,504	4,698	11,202
Special profits and losses	(117)	33	(84)
Income before income taxes	6,387	4,731	11,118
Income taxes-current	1,805	2,109	3,914
Income taxes-deferred	780	(155)	625
Net income	3,802	2,777	6,579

6. Operational information for Netstock

First half of fiscal 2005

	Apr. 2004	May 2004	Jun. 2004	Jul. 2004	Aug. 2004	Sep. 2004
Number of Netstock accounts (Change)	156,021 (12,792)	169,132 (13,111)	177,804 (8,672)	185,468 (7,664)	192,427 (6,959)	201,002 (8,575)
Number of Netstock margin accounts (Change)	39,350 (1,587)	40,852 (1,502)	42,052 (1,200)	43,081 (1,029)	43,847 (766)	44,711 (864)
Number of share trades via Netstock	2,060,086	1,383,328	1,650,460	1,468,081	1,251,581	1,357,833
Total value of shares traded via Netstock (Millions of Yen)	2,760,897	1,670,956	1,982,609	1,699,343	1,369,640	1,407,994

Second half of fiscal 2005

	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005
Number of Netstock accounts (Change)	210,147 (9,145)	219,658 (9,511)	232,808 (13,150)	242,370 (9,562)	254,082 (11,712)	269,471 (15,389)
Number of Netstock margin accounts (Change)	45,616 (905)	46,807 (1,191)	47,688 (881)	48,661 (973)	49,912 (1,251)	51,316 (1,404)
Number of share trades via Netstock	1,317,782	1,381,641	1,513,759	1,740,455	1,752,030	2,171,658
Total value of shares traded via Netstock (Millions of Yen)	1,311,479	1,309,593	1,442,605	1,648,786	1,678,374	2,139,140

First half of fiscal 2006

	Apr. 2005	May 2005	Jun. 2005	Jul. 2005	Aug. 2005	Sep. 2005
Number of Netstock accounts (Change)	284,919 (15,448)	298,884 (13,965)	314,216 (15,332)	326,371 (12,155)	338,003 (11,632)	351,407 (13,404)
Number of Netstock margin accounts (Change)	52,554 (1,238)	53,548 (994)	55,880 (2,332)	57,367 (1,487)	58,505 (1,138)	60,171 (1,666)
Number of share trades via Netstock	1,663,372	1,587,016	1,932,327	1,931,507	2,403,068	2,524,468
Total value of shares traded via Netstock (Millions of Yen)	1,616,400	1,425,449	1,708,605	1,774,880	2,548,285	2,925,199

Second half of fiscal 2006

	Oct. 2005	Nov. 2005	Dec. 2005	Jan. 2006	Feb. 2006	Mar. 2006
Number of Netstock accounts (Change)	367,728 (16,321)	386,639 (18,911)	409,766 (23,127)	433,868 (24,102)	475,451 (41,583)	517,521 (42,070)
Number of Netstock margin accounts (Change)	61,454 (1,283)	62,697 (1,243)	64,245 (1,548)	66,329 (2,084)	68,731 (2,402)	71,154 (2,423)
Number of share trades via Netstock	2,392,812	2,857,554	3,566,327	3,578,778	3,134,644	2,768,540
Total value of shares traded via Netstock (Millions of Yen)	2,674,613	3,467,632	4,667,683	4,402,204	3,531,738	2,818,275

First half of fiscal 2007

	Apr. 2006	May 2006	Jun. 2006	Jul. 2006	Aug. 2006	Sep. 2006
Number of Netstock accounts (Change)	549,911 (32,390)	572,191 (22,280)	588,267 (16,076)	601,137 (12,870)	612,485 (11,348)	622,319 (9,834)
Number of Netstock margin accounts (Change)	73,510 (2,356)	75,566 (2,056)	77,429 (1,863)	79,228 (1,799)	80,905 (1,677)	83,024 (2,119)
Number of share trades via Netstock	3,053,943	2,653,956	3,191,103	2,634,647	3,212,350	2,578,245
Total value of shares traded via Netstock (Millions of Yen)	3,052,762	2,251,632	2,349,089	1,910,912	2,325,358	1,881,802

File No. 82-5215

(Summary translation)

The 91th Fiscal Year
Interim Business Report
(April 1, 2006 through September 30, 2006)

Matsui Securities Co., Ltd.

1. Outline of Operation

Consolidated
Non-consolidated

	Year ended Mar. 31, 2002	Year ended Mar. 31, 2003	Year ended Mar. 31, 2004	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006	Six months ended Sep. 30, 2006
Earnings per share	**24.56**	**16.94**	**81.50**	**140.98**	**77.11**	**24.51**
(Yen)	24.42	16.86	81.44	140.90	77.08	24.50
Fully diluted earnings per	**24.11**	**16.66**	**76.99**	**125.56**	**68.78**	**21.90**
share (Yen)	23.98	16.58	76.93	125.49	68.76	21.89
Net assets per share	**355.25**	**363.80**	**439.36**	**557.20**	**252.17**	**253.14**
(Yen)	354.82	363.29	438.80	556.56	251.93	252.89

Note: The Company split its stock in three-for-one on May 17, 2005. The per share data of the year ended Mar. 31, 2006 are calculated under the assumption that the stock split has been carried out at the beginning of the fiscal year ended Mar. 31, 2006.

2. Interview with Michio Matsui (President and Chief Executive Officer)

Translation omitted.

3. Organization (As of October 31, 2006)

Directors:

Michio Matsui	President and Chief Executive Officer
Norio Mutai	Deputy President and Chief Operating Officer
Ayumi Sato	Director (General Manager of Marketing Dept.)
Toshimasa Sekine	Director (General Manager of Corporate Administration Dept.)
Takashi Moribe	Director (General Manager of Operation Planning Dept. and RTGS Preparatory Office)
Kimihiro Mine	Director (Director in charge of Compliance Office and Risk Management Dept.)
Akihiro Ichimura	Director (General Manager of Customer Support Dept.)
Kunihiko Sato	Director (General Manager of System Planning Dept. and System Management Dept.)
Akira Warita	Director (General Manager of IR Office and in charge of Corporate Services Dept.)
Shinichi Uzawa	Director (General Manager of Finance Dept.)

Auditors:

Yukihiro Yabuki	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Kentaro Aoki	Corporate Auditor

Organization:


Shareholders' Meeting
Boad of Corporate Auditors
Corporate Auditors
Board of Directors
President & CEO
Deputy President & COO
Executive Committee
RTGS Preparatory Office
Corporate Services Dept.
IR Office
Marketing Dept.
Operation Planning Dept.
System Planning Dept.
System Management Dept.
Customer Support Dept.
Risk Management Dept.
Finance Dept.
Corporate Administration Dept.
Complience Office

4. Consolidated Financial Statements

Notice to readers:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Consolidated Balance Sheets

Item	Note	September 30, 2005 Millions of Yen		%	September 30, 2006 Millions of Yen		%	March 31, 2006 Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			79,309			26,931			102,403	
Cash segregated as deposits			307,004			262,006			322,005	
Cash in trust			1,500			75,000			1,000	
Trading assets			10			—			—	
Net receivables arising from pre-settlement date trades			652			13			705	
Margin account assets			399,520			433,832			610,279	
Loans receivable from customers		381,785			430,208			606,561		
Cash deposited as collateral for securities borrowed from securities finance companies		17,735			3,624			3,719		
Receivables on collateralized securities transactions			2,654			1,773			1,747	
Cash deposits collateral for securities borrowed		2,654			1,773			1,747		
Receivables from customers and others			188			61			17	
Advanced paid for subscription			—			—			66	
Short-term guarantee deposits			9,975			16,920			13,066	
Suspense account for securities to deliver			18			—			—	
Others			6,286			7,435			9,149	
Allowance for doubtful accounts			(183)			(281)			(391)	
Total current assets			806,933	99.1		823,689	99.1		1,060,045	99.3
II Fixed assets										
1 Tangible fixed assets			1,155	0.2		1,083	0.1		1,111	0.1
2 Intangible assets			2,710	0.3		2,944	0.4		2,779	0.3
Software		2,675			2,917			2,748		
Others		35			27			31		
3 Investments and others			3,146	0.4		3,263	0.4		3,275	0.3
Investment securities		2,013			1,691			1,934		
Others		1,182			2,182			2,102		
Allowance for doubtful accounts		(49)			(610)			(760)		
Total fixed assets			7,012	0.9		7,290	0.9		7,165	0.7
Total assets			813,944	100.0		830,979	100.0		1,067,210	100.0

(Millions of Yen)

Item		September 30, 2005			September 30, 2006			March 31, 2006		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Margin account liabilities			143,598			102,107			218,035	
Loans from securities finance companies		73,513			69,549			178,733		
Proceeds of securities sold on customers' account		70,085			32,558			39,302		
Payables on collateralized securities transactions			67,241			86,234			153,120	
Cash deposits as collateral for securities loaned		67,241			86,234			153,120		
Deposits received			166,094			137,337			155,473	
Guarantee money received			177,638			174,435			196,235	
Suspense account for undelivered securities			4			16			8	
Short-term borrowings			100,718			119,915			118,650	
Commercial paper			2,000			8,000			—	
Bond due within one year			10,000			10,000			20,000	
Accrued income taxes			5,900			3,977			12,141	
Accrued bonuses			83			69			383	
Others			2,322			2,433			3,046	
Total current liabilities			675,599	83.0		644,523	77.5		877,091	82.2
II Long-term liabilities										
Bonds			30,000			40,000			40,000	
Convertible bond			39,800			39,800			39,800	
Long-term borrowings			11,725			35,310			39,643	
Reserve for retirement bonuses for directors and auditors			235			206			235	
Others			0			0			0	
Total long-term liabilities			81,761	10.0		115,316	13.9		119,678	11.2
III Statutory reserves										
Reserve for securities transactions			2,299			3,098			2,795	
Total statutory reserves			2,299	0.3		3,098	0.4		2,795	0.3
Total liabilities			759,659	93.3		762,937	91.8		999,565	93.7

(Millions of Yen)

Item	Note	September 30, 2005		September 30, 2006		March 31, 2006	
		Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
(Shareholders' equity)							
Ⅰ Common stock		11,681	1.4	—	—	11,750	1.1
Ⅱ Capital surplus		9,529	1.2	—	—	9,598	0.9
Ⅲ Earned surplus		32,685	4.0	—	—	45,497	4.2
Ⅳ Net unrealized gain (loss) on investment securities, net of taxes		412	0.1	—	—	822	0.1
Ⅴ Treasury stock		(21)	(0.0)	—	—	(22)	(0.0)
Total shareholders' equity		54,285	6.7	—	—	67,645	6.3
Total liabilities and shareholders' equity		813,944	100.0	—	—	1,067,210	100.0
(Net assets)							
Ⅰ Shareholders' equity							
Common stock		—		11,825		—	
Capital surplus		—		9,673		—	
Earned surplus		—		45,885		—	
Treasury stock		—		(22)		—	
Total shareholders' equity		—	—	67,361	8.1	—	—
Ⅱ Valuation and translation adjustments							
Net unrealized gain (loss) on investment securities, net of taxes		—		681		—	
Total valuation and translation adjustments		—	—	681	0.1	—	—
Total net assets		—	—	68,042	8.2	—	—
Total liabilities and net assets		—	—	830,979	100.0	—	—

Brief comments on the consolidated balance sheets:

Translation omitted.

An outlook for the quarterly results of operations

Translation omitted.

Consolidated Statements of Income

(Millions of Yen)

Item	Note	Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			16,242			13,513			42,477	
Brokerage commissions		14,793			12,234			39,182		
Underwriting and selling commissions		100			37			164		
Subscription and distribution commissions		3			2			23		
Others		1,346			1,240			3,108		
Net gain (loss) on trading			(89)			(77)			(244)	
Interest and dividend income			6,309			8,188			14,839	
Total operating revenues			22,463	100.0		21,625	100.0		57,072	100.0
II Interest expenses			1,396			1,471			2,922	
Net operating revenues			21,067	93.8		20,154	93.2		54,150	94.9
III Selling, general and administrative expenses			7,048	31.4		9,092	42.0		17,034	29.9
Transaction related expenses		2,080			2,674			5,000		
Employees' compensation and benefits		886			951			1,979		
Occupancy and rental		152			182			324		
Data processing and office supplies		3,156			4,403			7,173		
Depreciation		489			593			1,050		
Duties and taxes other than income taxes		138			152			353		
Provision of allowance for doubtful accounts		29			—			949		
Others		117			138			206		
Operating income			14,019	62.4		11,061	51.2		37,116	65.0
IV Non-operating income			39	0.2		157	0.7		175	0.3
Compensation income for damages		—			94			122		
Dividend income		—			56			33		
Others		39			8			20		
V Non-operating expenses			32	0.2		12	0.1		230	0.4
Bond issuing costs		—			—			83		
Others		32			12			146		
Ordinary income			14,026	62.4		11,207	51.8		37,062	64.9

Item	Note	Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
VI Special profits										
Gain on sales of investment securities		—			—			189		
Reversal of allowance for doubtful accounts		—			218			—		
Total special profits			—	—		218	1.0		189	0.4
VII Special losses										
Loss on sales and disposals of property and equipment		33			0			87		
Loss on impairment of fixed assets		—			—			6		
Provision for statutory reserves		411			302			907		
Devaluation loss on telephone subscription rights		—			0			—		
Devaluation loss on corporate golf membership and resort membership		—			—			31		
Total special losses			444	1.9		303	1.4		1,031	1.8
Income before income taxes			13,582	60.5		11,123	51.4		36,220	63.5
Income taxes - current		5,813			3,916			16,746		
Income taxes - deferred		(70)	5,743	25.6	625	4,541	21.0	(1,176)	15,570	27.3
Net income			7,839	34.9		6,582	30.4		20,650	36.2

Brief comments on the consolidated statements of income:

Translation omitted.

Consolidated interim statements of retained earnings

Item	Note	Six months ended September 30, 2005 Millions of Yen		Year ended March 31, 2006 Millions of Yen	
(Capital surplus)					
I Beginning balance of capital surplus			9,317		9,317
II Increase in capital surplus					
1 Issuance of new shares on the exercise of new-share purchase rights		212	212	281	281
III Capital surplus at end of period			9,529		9,598
(Earned surplus)					
I Beginning balance of earned surplus			28,737		28,737
II Increase in earned surplus					
1 Net income		7,839	7,839	20,650	20,650
III Decrease in earned surplus					
1 Cash dividends		3,792		3,792	
2 Bonus to directors		99	3,891	99	3,891
IV Earned surplus at end of period			32,685		45,497

Dividends

	Interim	Annual
	(Yen)	(Yen)
Six months ended Sep. 30, 2006	0.00	–
Six months ended Sep. 30, 2005	0.00	–
Year ended March 31, 2006	0.00	23.09

Consolidated interim statements of changes in net assets

(Six months ended September 30, 2006) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of Mar. 31, 2006	11,750	9,598	45,497	(22)	66,823
Changes in the current term					
Issuance of new shares	75	75			150
Dividends from earned surplus			(6,194)		(6,194)
Net income			6,582		6,582
Purchase of treasury stock				(0)	(0)
Net change of items other than Shareholders' equity					
Total changes of items in the current term	75	75	388	(0)	537
Balance as of Sep. 30, 2006	11,825	9,673	45,885	(22)	67,361

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2006	822	822	67,645
Changes in the current term			
Issuance of new shares			150
Dividends from earned surplus			(6,194)
Net income			6,582
Purchase of treasury stock			(0)
Net change of items other than Shareholders' equity	(141)	(141)	(141)
Total changes of items in the current term	(141)	(141)	397
Balance as of Sep. 30, 2006	681	681	68,042

Consolidated Statements of Cash Flows

Item	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
	Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities			
Income before income taxes	13,582	11,123	36,220
Depreciation and amortization	489	593	1,050
Net change in allowance for doubtful accounts	29	(260)	949
Net change in accrued bonuses	(218)	(314)	82
Net change in reserve for securities transactions	411	302	907
Interest and dividend income	(486)	(891)	(1,139)
Interest expenses	527	843	1,116
Interest income on margin transactions	(5,771)	(7,247)	(13,581)
Interest expenses on margin transactions	777	529	1,626
Loss on sales and disposals of property and equipment	33	0	87
Loss on impairment of fixed assets	—	—	6
Devaluation loss on telephone subscription rights	—	0	—
Gain on sales of investment securities	—	—	(189)
Devaluation loss on corporate golf membership and resort membership	—	—	31
Net change in deposits segregated for customers	(84,001)	59,999	(99,002)
Net change in cash in trust	7,500	(14,000)	8,000
Net change in trading assets	98	—	107
Net change in net receivables arising from pre-settlement date trades	271	692	218
Net change in margin assets and liabilities	(9,483)	60,519	(145,805)
Net change in receivable on collateralized securities transactions	(1,044)	(27)	(137)
Net change in deposits received	59,516	(18,136)	48,913
Net change in cash collateral for securities loaned	(6,539)	(66,886)	79,340
Net change in guarantee deposits received	40,171	(21,800)	58,768
Net change in short-term guarantee deposits	(3,180)	(3,854)	(6,271)
Bonus to director	(99)	—	(99)
Others	(711)	859	(1,969)
Sub total	11,872	2,044	(30,771)
Interest and dividend received	455	890	1,081
Interest paid	(522)	(788)	(1,098)
Interest on margin transactions received	5,335	6,552	12,726
Interest on margin transactions paid	(608)	(512)	(1,641)
Income taxes paid	(6,344)	(11,998)	(10,946)
Net cash flows from operating activities	10,189	(3,812)	(30,650)

Item	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
	Millions of Yen	Millions of Yen	Millions of Yen
Ⅱ Cash flows from investing activities			
Payments for purchases of property and equipment	(83)	(15)	(93)
Payments for purchases of intangible assets	(901)	(481)	(1,795)
Proceeds from sales of investment securities	—	—	954
Others	1	(64)	(16)
Net cash flows from investing activities	(983)	(560)	(949)
Ⅲ Cash flows from financing activities			
Net change in short-term borrowings	8,000	(2,000)	51,000
Net change in commercial paper	1,000	8,000	(1,000)
Proceeds from long-term borrowings	7,100	1,000	37,100
Repayments of long-term borrowings	(3,689)	(2,068)	(30,839)
Proceeds from issuance of bonds	—	—	19,917
Repayment for corporate bond	—	(10,003)	—
Proceeds from issuance of shares	221	147	358
Payments for purchase of treasury stock	(0)	(0)	(1)
Dividends paid	(3,780)	(6,176)	(3,784)
Net cash flows from financing activities	8,852	(11,100)	72,750
Ⅳ Translation difference of cash and cash equivalent	0	0	0
Ⅴ Net change in cash and cash equivalent	18,058	(15,472)	41,152
Ⅵ Cash and cash equivalents at beginning of period	61,251	102,403	61,251
Ⅶ Cash and cash equivalents at end of period	79,309	86,931	102,403

Capital Adequacy Ratio

(Millions of Yen)

		As of Sep. 30, 2005	As of Sep. 30, 2006	As of Mar. 31, 2006
Tier I capital (A)		53,812	67,293	60,565
Tier II capital	Net unrealized gain on investment	411	681	821
	Statutory reserves	2,299	3,097	2,795
	Allowance for doubtful accounts	182	280	390
	Long-term debts	—	—	—
	Short-term debts	—	—	—
	Total (B)	2,893	4,059	4,007
Assets to be deducted from equity capital (C)		5,842	6,566	5,957
Equity capital after deduction (A) + (B) − (C) (D)		50,863	64,786	58,616
Risk	Market risk	195	155	185
	Counter party risk	8,753	10,257	12,945
	Basic risk	3,204	4,524	3,807
	Total (E)	12,153	14,937	16,938
Capital adequacy ratio (D)/(E)		418.5%	433.7%	346.0%

Note: Capital adequacy ratio as of March 31, 2006 is calculated with appropriated retained earnings being deducted from Tier I capital. Values are rounded down to the nearest millionth.

Corporate profile and Company's shares

- Total number of shares outstanding: 268,823,789 shares
- Number of shareholders: 59,528
- Stock market listed: Tokyo Stock Exchange (First section)
- Accounting auditor: PricewaterhouseCoopers Aarata
- Number of employees: 112
- Distribution of shares

1) Number of shares

Individuals and others	168,513,093	(62.69%)
Financial institutions	26,709,500	(9.94%)
Other domestic institutions	36,501,224	(13.58%)
Foreigners	32,182,888	(11.97%)
Securities companies	4,917,084	(1.83%)
Total	268,823,789	

2) Number of shareholders

Individuals and others	58,882
Financial institutions	57
Other domestic institutions	271
Foreigners	271
Securities companies	47
Total	59,528

- Major shareholders

Chizuko Matsui	69,699,600	(25.93%)
Michio Matsui	31,541,814	(11.73%)
Shokosha Ltd.	24,391,224	(9.07%)
Maruroku Ltd.	10,692,000	(3.98%)
Japan Trustee Services Bank, Ltd. (Trust Account)	6,993,400	(2.60%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,219,400	(1.94%)
Michitaro Matsui	4,390,200	(1.63%)
Chiaki Matsui	4,389,900	(1.63%)
Yuma Matsui	4,389,600	(1.63%)
Trust and Custody Services Bank, Ltd (Equity trust account)	3,305,200	(1.23%)

5. Introduction to Netstock Online Trading Services

Translation omitted.

File No. 82-5215

RECEIVED

2007 FEB -5 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Summary translation)

Semi-Annual Securities Report Including Interim Financial Statements Under Japanese GAAP For the Six Months Ended September 30, 2006

Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau
On December 28, 2006

1 Information on the Company

Part 1 Outlook for the Company's Status

1 Major Business Indices

(1) Consolidated Business Indices

		Six months ended September 30, 2004	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2005	Year ended March 31, 2006
Operating revenues	(Millions of Yen)	18,942	22,463	21,625	36,918	57,072
Net operating revenues	(Millions of Yen)	17,805	21,067	20,154	34,623	54,150
Ordinary income	(Millions of Yen)	11,918	14,026	11,207	22,571	37,062
Net income	(Millions of Yen)	6,733	7,839	6,582	12,645	20,650
Net Assets	(Millions of Yen)	43,692	54,285	68,042	49,715	67,645
Total assets	(Millions of Yen)	559,653	813,944	830,979	703,456	1,067,210
Net assets per share	(Yen)	491.06	202.57	253.14	557.20	252.17
Earnings per share	(Yen)	75.68	29.31	24.51	140.98	77.11
Fully diluted earnings per share	(Yen)	67.39	26.13	21.90	125.56	68.78
Equity ratio	(%)	7.8	6.7	8.2	7.1	6.3
Cash flows from operating activities	(Millions of Yen)	5,065	10,189	(3,812)	(25,019)	(30,650)
Cash flows from investing activities	(Millions of Yen)	(505)	(983)	(560)	(1,026)	(949)
Cash flows from financing activities	(Millions of Yen)	11,483	8,852	(11,100)	57,552	72,750
Cash and cash equivalent at end of period	(Millions of Yen)	45,787	79,309	86,931	61,251	102,403
Number of employees [Average temporary staff]		156 [35]	136 [65]	113 [163]	148 [34]	126 [84]

Notes: 1. The Company split its stock three-for-one on May 17, 2005

2. The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5) and "Guideline for the application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8)" *Conventional* items "Shareholders' equity", "Shareholders' equity ratio" and "Shareholders' equity/ share" are renamed as "Net assets", "Equity ratio" and "Net assets/share" respectively.

(2) Non-Consolidated Business Indices

		Six months ended September 30, 2004	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2005	Year ended March 31, 2006
Operating revenues [Commissions]	(Millions of Yen)	18,942 [14,106]	22,463 [16,242]	21,625 [13,513]	36,918 [27,083]	57,072 [42,477]
Net Operating revenues	(Millions of Yen)	17,805	21,067	20,154	34,623	54,150
Ordinary income	(Millions of Yen)	11,911	14,022	11,202	22,559	37,052
Net Income	(Millions of Yen)	6,729	7,835	6,579	12,638	20,644
Capital stock	(Millions of Yen)	11,464	11,681	11,825	11,469	11,750
Total number of shares outstanding	(Thousands of share)	88,984	268,017	268,824	89,055	268,281
Net Assets	(Millions of Yen)	43,637	54,224	67,975	49,658	67,581
Total assets	(Millions of Yen)	559,594	813,880	830,908	703,393	1,067,143
Interim/Annual dividends per share	(Yen)	0.00	0.00	0.00	42.58	23.09
Equity ratio	(%)	7.8	6.7	8.2	7.1	6.3
Capital adequacy ratio	(%)	433.1	418.5	433.7	371.5	346.0
Number of employees [Average temporary staff]		155 [35]	135 [64]	112 [162]	147 [33]	125 [83]

Notes:

1. Capital adequacy ratio as of March 31, 2005 and 2006 are calculated with appropriated retained earnings being deduced from Tier I Capital.
2. The Company split its stock three-for-one on May 17, 2005.
3. The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5) and "Guideline for the application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8)" Conventional items "Shareholders' equity" and "Shareholders' equity ratio" are renamed as "Net assets" and "Equity ratio" respectively.

2 Business of the Company's Group

There have not been significant changes in the business of the Company's group in the six months ended September 30, 2006. There have not been significant changes in the business of the Company's major affiliates for the six months ended September 30, 2006 neither.

3 Affiliated Companies

There have not been changes in the combination of the affiliate companies in the six months ended September 30, 2006.

4 Employees

(1) Consolidated Company

The Company and its consolidated company employ 113 employees and 163 temporary employees.

(2) Non-consolidated Company

The Company employs 112 employees and 162 temporary employees.

(3) Employees' union

The Company has been keeping good relationship with the Matsui Securities Co., Ltd. Employees' Union.

Part 2 Outlook for the Company's business

1 Outlook for the Company's Business Results

Translation omitted.

2 Problems and Challenges to the Company's Business

There have not been significant changes in the problems and challenges to the Company's group (the Company and its affiliate companies) in the six months ended September 30, 2006.

3 Significant Contracts for the Company's Business

There have not been any significant contracts newly concluded in the six months ended September 30, 2006.

4 Research and Development

No relevant items.

Part 3 Equipment

1 Major Equipment

There have not been significant changes in the Company's equipment in the six months ended September 30, 2006.

2 Plans to purchase or dispose equipment

There have not been significant changes in the six months ended September 30, 2006 concerning the plans as of March 31, 2006 to purchase or dispose equipment.

There have not been any plans newly introduced in the six months ended September 30, 2005.

Part 4 Corporate Profiles

1 Number of Shares

(1) Total Number of Shares

(i) Total Number of Shares Authorized

Total Number of Shares Authorized	
Common Stock	1,050,000,000
Total	1,050,000,000

(ii) Total Number of Shares Outstanding

			Stock Exchanges Listed	Notes
	As of September 30, 2006	As of December 28,2006 (Date of Filing)		
Common Stock	268,823,789	269,008,241	Tokyo Stock Exchange (First Section)	—
Total	268,823,789	269,008,241	—	—

Note: The number of shares outstanding as of December 28, 2006 does not include those shares issued as a result of the execution of new-share purchase rights in the period from December 1, 2006 to December 28, 2006.

(2) New-Share Purchase Rights

(i) New-share purchase rights

Special resolution of general shareholders' meeting (June 16, 2002)		
	As of September 30, 2006	As of November 30, 2006 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	840	840
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares to be issued by the new-share purchase rights	252,000	252,000
Total value of payment	Total: 140,868,000 Yen (559 Yen per share)	Total: 140,868,000 Yen (559 Yen per share)
Period of exercise of rights	From July 15, 2005 to July 14, 2010	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 559 Yen Value to be capitalized as common stocks: 280 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts.	
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors.	
Alternative payment on the exercise of the rights	—	

Special resolution of general shareholders' meeting (June 22, 2003)		
	As of September 30, 2006	As of November 30, 2006 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	1,009	414
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares to be issued by the new-share purchase rights	302,700	124,200
Total value of payment	167,695,800 Yen (554 Yen per share)	Total 68,806,800 Yen (554 Yen per share)
Period of exercise of rights	From July 15, 2005 to July 14, 2008	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 554 Yen Value to be capitalized as common stocks: 277 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts.	
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors.	
Alternative payment on the exercise of the rights	—	

Special resolution of general shareholders' meeting (June 27, 2004)		
	As of September 30, 2006	As of November 30, 2006 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	1,870	1,830
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares to be issued by the new-share purchase rights	561,000	549,000
Total value of payment	Total: 682,737,000 Yen (1,217 Yen per share)	Total: 668,133,000 Yen (1,217 Yen per share)
Period of exercise of rights	From July 15, 2006 to July 14, 2009	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 1,217 Yen Value to be capitalized as common stocks: 609 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts.	
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors.	
Alternative payment on the exercise of the rights	—	

(ii) Bonds with new-share purchase rights

Zero Coupon Convertible Bond due 2011 (Issued on November 17, 2003)		
	As of September 30, 2006	As of November 30, 2006 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	19,900	19,900
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares to be issued by the new-share purchase rights	31,430,150	31,430,150
Total value of payment	39,800,000,000 Yen (2 million yen per one new-share purchase rights 1,266.3 Yen per Share)	39,800,000,000 Yen (2 million yen per one new-share purchase rights 1,266.3 Yen per Share)
Period of exercise of rights	From December 1, 2003 to March 17, 2011	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 1,266.3 Yen Value to be capitalized as common stocks: 634 Yen	
Conditions of execution	New-share purchase rights of each bond cannot be exercised partially.	
Restrictions on assignment of rights	The new-share purchase rights must not be assigned separately from the bond.	
Outstanding balance of bonds with new-share purchase rights (Millions of yen)	39,800	39,800
Alternative payment on the exercise of the rights	The amount equivalent to the bonds issued is to be treated as the fulfillment of the payment on the exercise of the rights.	

(iii)Stock Options

Special resolution of general shareholders' meeting (June 1, 2001)		
	As of September 30, 2006	As of November 30, 2006 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	—	—
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares to be issued by the new-share purchase rights	10,713	4,761
Total value of payment	Total 471,372 Yen (44 Yen per share)	Total 209,484 Yen (44 Yen per share)
Period of exercise of rights	From December 1, 2003 to January 31, 2007	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 44 Yen Value to be capitalized as common stocks: 22 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts.	
Restrictions on assignment of rights	They cannot be assigned, collateralized nor bequeathed to the third party.	
Alternative payment on the exercise of the rights	—	

(3) Total Number of Outstanding shares and Capital Stocks

	Shares Outstanding (Number of shares)		Capital Stocks (Millions of Yen)		Additional Paid-in Capital (Millions of Yen)	
	Change	Outstanding amount	Change	Outstanding amount	Change	Outstanding amount
From April 1, 2006 to September 30, 2006	542,304	268,823,789	75	11,825	75	9,673

Notes:
1. As a result of the execution of new-share purchase rights of the Stock Options, the shares outstanding increased by 184,452 shares, the capital increased by 50 million yen and the additional-paid in capital increased by 50 million yen.

(4) Principal Shareholders

(As of September 30, 2006)

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
Chizuko Matsui	Bunkyo-ku, Tokyo, Japan	69,700	25.93
Michio Matsui	Bunkyo-ku, Tokyo, Japan	31,542	11.73
Shokosha Ltd.	2-4-2, Bunkyo-ku, Tokyo, Japan	24,391	9.07
Maruroku Ltd.	2-4-2, Bunkyo-ku, Tokyo, Japan	10,692	3.98
Japan Trustee Services Bank, Ltd. (Trust account)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	6,993	2.60
The Master Trust Bank of Japan, Ltd. (Trust account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo, Japan	5,219	1.94
Michitaro Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Chiaki Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Yuma Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Trust and Custody Services Bank, Ltd (Equity trust account)	Harumi Island Triton Square Office Tower Z building, 1-8-12, Harumi, Chuo-ku, Tokyo, Japan	3,305	1.23
Total	—	165,012	61.38

Note: Because the Company was not able to verify the number of shares held by Japan Trustee Services Bank, Ltd and The Master Trust Bank of Japan, Ltd for theier trustee businesses, the Company does not show these numbers.

The Company has received "Amendment Report on the Report as to Acquisition of Large Proportion of Shares" dated June 13, 2006 filed by JPMorgan Asset Management Ltd. and other 4 companies reporting that they jointly hold our shares as of May 31, 2006 as follows. However, these numbers are not included in the table above because we are not able to verify the number of shares they hold as of the end of this interim fiscal period.

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
JPMorgan Asset Management Ltd.	Tokyo Building, 2-7-3, Marunouchi, Chiyoda-ku, Tokyo	7,843	2.92
JPMorgan Asset Management (UK) Limited	125, London Wall, London EC2Y 5AJ	※1 1,716	0.64
J.P. Morgan Whitefriars Inc.	(Headquarter Office) 270 Park Avenue, New York 10017, New York, U.S.A. (London Branch) 125 London Wall, London EC2Y 5AJ	69	0.03
J.P. Morgan Securities Ltd.	125 London Wall, London EC2Y 5AJ	(35)	(0.01)
J. P. Morgan Investment Management Inc.	(Headquarter Office) 522 Fifth Avenue, New York 10036, New York, U.S.A. (Tokyo Branch) Tokyo Buidling, 2-7-3, Marunouchi, Chiyoda-ku, Tokyo	11	0.00

Note1 :1,716 thousands of potential common stocks are included.

The Company has received " Report as to Acquisition of Large Proportion of Shares" dated June 26, 2006 filed by Barclays Global Investors Japan Trust & Banking Co., Ltd. and other 10 companies reporting that they jointly hold our shares as of June 20, 2006 as follows. However, these numbers are not included in the table above because we are not able to verify the number of shares they hold as of the end of this interim fiscal period.

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
Barclays Global Investors Japan Trust & Banking Co., Ltd.	1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan	944	0.35
Barclays Global Investors Japan Limited	1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan	10,792	4.02
Barclays Global Investors, N. A.	45 Fremont Street, San Francisco, CA 94105, United States of America	6,590	2.46
Barclays Global Fund Advisors	45 Fremont Street, San Francisco CA 94105, United States of America	508	0.19
Barclays Global Investors Australia Ltd	Level 1, 111 Harrington Street Sydney 2000, Australia	351	0.13
Barclays Global Investors Ltd	1 Royal Mint Court, London EC3N 4HH	2,524	0.94
Barclays Bank PLC Ltd	1 Churchill Place, London E14 5HP, England	155	0.06
Barclays Capital Securities Ltd	5 The North Colonnade, Canary Wharf, London E14 4BB, England	3,802	1.42
Barclays Capital Japan Ltd	2-2-2, Otemachi, Chiyoda-ku, Tokyo	398	0.15
Barclays Capital Inc	CT Corporation System, 1 Commercial Plaza, Hartford, Connecticut 06103 United States of America	921	0.34
Barclays Global Investors Canada Ltd	BCE Place, 161 Bay Street Suite 2500 – Toronto, ON M5J 2S1 Canada	9	0.00

The Company has received "Report as to Acquisition of Large Proportion of Shares" dated July 11, 2006 filed by Morgan Stanley Japan Securities Co., Ltd. and other 7 companies reporting that they jointly hold our shares as of June 30, 2006 as follows. However, these numbers are not included in the table above because we are not able to verify the number of shares they hold as of the end of this interim fiscal period.

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
Morgan Stanley Japan Securities Co., Ltd.	Yebisu Garden Place Tower, 4-20-3, Ebisu, Shibuya-ku, Tokyo	4,277	1.59
Morgan Stanley & Co. Incorporated	1585 Broadway, New York, NY 10036	2,869	1.07
Morgan Stanley & Co. International Limited	25 Cabot Square Canary Wharf London E14 4QA U. K.	※1 9,217	3.40
MSDW Equity Finance Services I (Cayman) Ltd.	c/o M&C Corporate Services Limited P. O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman	75	0.03
MSDW Equity Financing Servies (Luxembourg) S. a. r. l	8-10 rue Mathias Hardt, L-1717 Luxembourg	160	0.06
Morgan Stanley Investment Management Inc.	1221 Avenue of the Americas, New York, NY 10020, USA	106	0.04
Van Kampen Asset Management	1221 Avenue of the Americas, New York, NY 10020, USA	3	0.00
Morgan Stanley Investment Advisors Inc.	1221 Avenue of the Americas, New York, NY 10020, USA	6	0.00

Note1 :2,917 thousands of potential common stocks are included.

The Company has received "Amendment Report on the Report as to Acquisition of Large Proportion of Shares" dated August 15, 2006 filed by Credit Suisse (Japan) Ltd and other 4 companies reporting that they jointly hold our shares as of July 31, 2006 as follows. However, these numbers are not included in the table above because we are not able to verify the number of shares they hold as of the end of this interim fiscal period.

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
Credit Suisse (Japan) Ltd	Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo	917	0.34
Credit Suisse (Hong Kong) Limited	45th and 46th Floors, Two Exchange Square, 8 Connaught Place, Central, Hong Kong	※1 440	0.16
Credit Suisse Securities (Europe) Limited	One Cabot Square, London E14 4OJ	※2 4,851	1.80
Credit Suisse Securities (USA) LLC	11 Madison Avenue, New York, United States of America	1,842	0.69
Credit Suisse	Paradeplatz 8, CH-8001 Zurich, Switzerland	155	0.06

Note1 :396 thousands of potential common stocks are included.

2: 804 thousands of potential common stocks are include.

The Company has received "Amendment Report on the Report as to Acquisition of Large Proportion of Shares" dated September 13, 2006 filed by UBS Securities Japan Ltd, Tokyo Branch and other 8 companies reporting that they jointly hold our shares as of August 31, 2006 as follows. However, these numbers are not included in the table above because we are not able to verify the number of shares they hold as of the end of this interim fiscal period.

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
UBS Securities Japan Ltd, Tokyo Branch	Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku, Tokyo	99	0.04
UBS AG, Tokyo Branch	Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku, Tokyo	※1 8,677	3.15
UBS Global Asset Management (Japan) Ltd	Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku, Tokyo	4	0.00
UBS O'Connor LLC	10th North Wacker Drive, 32nd Floor, Chicago, Illinois, 60606 USA	※2 2,215	0.83
UBS Securities LLC	2711 Centerville Road, Suite 400, Wilmington DE 19808 Delaware, USA	40	0.01
UBS Global Asset Management (UK) Limited	21 Lombard Street, London EC3V 9AH, United Kingdom	5	0.00
UBS Global Asset Management Life Ltd	21 Lombard Street, London EC3V 9AH, United Kingdom	19	0.01
UBS Fund Management (Switzerland) AG	Aeschenvorstadt 48, 4002 Basel, Switzerland	26	0.01
DSI International Management Inc	400 Atlantic Street, Stamford, Connecticut 06901, USA	39	0.00

Note 1: 7,196 thousands of potential common stocks are included.

2: 3,394 thousands of potential common stocks are included.

(5) Voting rights

(i) Outstanding shares

(As of September 30, 2006)

	Number of shares	Number of voting rights
Shares without voting rights	—	—
Shares with limited voting rights (Treasury stocks)	—	—
Shares with limited voting rights (Other than treasury stocks)	—	—
Shares with full voting rights (Treasury stocks)	(Treasury stock) Common stock 31,600	—
Shares with full voting rights (Other than treasury stocks)	Common stock 268,779,200	2,687,792
Odd lot shares (1 lot = 100 shares)	Common stock 12,989	—
Total number of shares outstanding	268,823,789	—
Total number of voting rights	—	2,687,792

Note:

1.1,900 shares (19 voting rights) under the title of Japan Securities Depositary Center Inc. and 1,204,100 shares (12,041 voting rights) of the securities bought by customers using the money loaned from the Company's own fund are included in the "Securities with unlimited voting rights."

2.31 treasury stocks are included in odd lot shares.

(ii) Treasury Stocks

(As of September 30, 2006)

Name of the owners	Address	Treasury stocks held by the Company's own name	Treasury stocks held by other person's name	Total Number of shares held	Percentage of the shares to the total number of outstanding shares (%)
(Treasury stocks held by the Company) Matsui Securities Co., Ltd.	1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan	31,600	—	31,600	0.01
Total	—	31,600	—	31,600	0.01

2 Price of Shares

Monthly highest and lowest prices for the six months ended September 30, 2006

	April 2006	May 2006	June 2006	July 2006	August 2006	September 2006
Highest (Yen)	1,716	1,558	1,256	1,160	1,132	1,106
Lowest (Yen)	1,503	1,207	1,050	807	896	923

Note: The highest and lowest prices of shares are those at the Tokyo Stock Exchange (First Section).

3 Executives

The change in the executives after June 26, 2006 when the Company filed its Annual Securities report for the year ended March 31, 2006 is as follows.

Present title	Former title	Name	Date of change
Director (Manager of Corporate Administration Dept.)	Director (Director in charge of Corporate Administration)	Toshimasa SEKINE	August 1, 2006
Director (Manager of Operation Planning Dept. and RTGS Preparatory Office)	Director (Manager of Corporate Administration Dept. and Operation Planning Dept.)	Takashi MORIBE	August 1, 2006
Director (Director in charge of Compliance and Risk Management)	Director (Manager of Management Planning Dept. and Director in charge of Compliance)	Kimihiro MINE	October 10, 2006
Director (Manager of Finance Dept.)	Director (Manager of Finance Dept. and Director in charge of Risk Management)	Shinichi UZAWA	October 10, 2006
Director (Manager of Customer Support Dept.)	Director (Manager of Marketing Dept.)	Ayumi Sato	November 20, 2006
Director (Manager of Marketing Dept.)	Director (Manager of Customer Support Dept.)	Akihiro ICHIMURA	November 20, 2006

4 Operations of Business

(1) Commissions

(Millions of Yen)

		Stocks	Bonds	Beneficiary Certificates	Others	Total
Six months ended September 30, 2005	Brokerage commissions	14,748	—	32	12	14,793
	Underwriting and selling commissions	100	—	—	—	100
	Subscription and distribution commissions	3	—	—	—	3
	Others	400	—	3	943	1,346
	Total	15,251	—	35	955	16,242
Six months ended September 30, 2006	Brokerage commissions	12,124	—	71	39	12,234
	Underwriting and selling commissions	37	—	—	—	37
	Subscription and distribution commissions	2	—	—	—	2
	Others	444	—	3	793	1,240
	Total	12,607	—	74	833	13,513
Year ended March 31, 2006	Brokerage commissions	39,040	—	105	37	39,182
	Underwriting and selling commissions	164	—	—	—	164
	Subscription and distribution commissions	23	—	—	—	23
	Others	846	—	6	2,256	3,108
	Total	40,074	—	111	2,293	42,477

(2)Net Gain (loss) on Trading

(Millions of Yen)

	Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006		
	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total
Stocks	(93)	—	(93)	(81)	—	(81)	(253)	—	(253)
Bonds and others	5	(0)	5	4	(0)	4	9	(0)	9
Bonds	—	—	—	—	—	—	—	—	—
Others	5	(0)	5	4	(0)	4	9	(0)	9
Total	(88)	(0)	(89)	(77)	(0)	(77)	(244)	(0)	(244)

(3) Operations of Securities Trading

[1] Trading of securities excluding futures trading

(i) Stocks

(Thousands of shares, Millions of Yen)

	In the securities market				Out of the securities market				Total	
	Brokerage		Proprietary trading		Brokerage		Proprietary trading			
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended September 30, 2005	20,255,304	11,994,947	20	33	195,584	7,345	248	1,115	(192,287) 20,451,156	(3,795) 12,003,440
Six months ended September 30, 2006	14,133,160	13,699,694	19,186	14,867	542,161	13,558	134	114	(540,380) 14,694,642	(11,384) 13,728,233
Year ended March 31, 2006	44,443,769	33,513,248	816	1,663	562,172	16,754	2,172	6,097	(558,023) 45,008,928	(11,314) 33,537,762

Notes: Number of shares and trade value shown in the parentheses are those of foreign securities, which are also included in the numbers below each.

(Margin Trading) (Thousands of shares, Millions of Yen)

	Brokerage		Proprietary trading		Total	
	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended September 30, 2005	11,150,927	7,860,246	—	—	11,150,927	7,860,246
Six months ended September 30, 2006	8,244,312	8,813,623	—	—	8,244,312	8,813,623
Year ended March 31, 2006	25,675,533	22,210,662	17	40	25,675,550	22,210,701

(ii) Bonds

(Millions of Yen)

	Government bonds	Municipal bonds	Special bonds	Corporate bonds	Foreign bonds	Total
Six months ended September 30, 2005	—	—	—	—	—	—
Six months ended September 30, 2006	—	—	—	—	—	—
Year ended March 31, 2006	—	—	—	—	—	—

(iii) Beneficiary Certificates

(Millions of Yen)

	Brokerage		Proprietary trading					Total
	Stock investment trust	Foreign investment trust	Stock investment trust		Bond investment trust		Foreign investment trust	
	Open type		Unit type	Open type	Unit type	Open type		
Six months ended September 30, 2005	27,008	12	—	0	—	—	—	27,020
Six months ended September 30, 2006	79,438	60	—	95	—	—	—	79,592
Year ended March 31, 2006	92,653	55	—	0	—	—	—	92,708

(iv) Others

(Millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial paper	Foreign certificates	Others	Total
Six months ended September 30, 2005	—	—	—	—	5,067	5,067
Six months ended September 30, 2006	—	—	—	—	10,606	10,606
Year ended March 31, 2006	—	—	—	—	18,751	18,751

(Brokerage)

(Millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial paper	Foreign certificates	Others	Total
Six months ended September 30, 2005	—	—	—	—	5,067	5,067
Six months ended September 30, 2006	—	—	—	—	10,606	10,606
Year ended March 31, 2006	—	—	—	—	18,751	18,751

[2] Futures Trading

(i) Stocks-related

(Millions of Yen)

	Futures Trading		Option Trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Six months ended September 30, 2005	1,796,469	—	6,913,126	1,496	8,711,090
Six months ended September 30, 2006	9,668,971	3,380	20,654,810	12,894	30,340,055
Year ended March 31, 2006	5,629,558	160	27,492,033	3,054	33,124,806

(ii) Bonds-related

(Millions of Yen)

	Futures Trading		Option Trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Six months ended September 30, 2005	—	—	—	—	—
Six months ended September 30, 2006	—	—	—	—	—
Year ended March 31, 2006	—	—	—	—	—

[3] Underwriting and selling, subscription and distribution and private offering

(i) Stocks

(Thousands of shares, Millions of Yen)

		Underwriting		Selling		Subscription		Distribution		Private offerings	
		Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended Sep. 30, 2005	Domestic Stocks	140	1,508	133	856	37	354	0	0	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—
Six months ended Sep. 30, 2006	Domestic Stocks	1,433	1,080	—	—	0	134	—	—	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—
Year ended March 31, 2006	Domestic Stocks	277	3,013	218	1,030	54	987	0	0	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—

(ii) Bonds

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2005	Government bonds	—	—	—	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	—	—	—
Six months ended September 30, 2006	Government bonds	—	—	—	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	—	—	—
Year ended March 31, 2006	Government bonds	—	—	—	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	—	—	—

(iii) Beneficiary Certificates

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2005	—	—	1,150	—	—
Six months ended September 30, 2006	—	—	1,528	—	—
Year ended March 31, 2006	—	—	2,486	—	—

(iv) Others

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2005	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—
Six months ended September 30, 2006	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—
Year ended March 31, 2006	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—

[4] Other Operations

(i) Custody of Securities

		Stocks	Bonds	Beneficiary certificates	Others
As of Sep. 30, 2005	Domestic Securities	936,925 thousand shares (789,590 million Yen)	— million Yen	Unit type — million units Open type: Stocks 1 million units Bonds — million units	Subscription warrant —million warrant Commercial paper — million Yen
	Foreign Securities	128,017 thousand shares (2,742 million Yen)	— million dollars	Corporate type — million units Contract type 1,710 million units (1,931 million Yen) Foreign investment trust 0 million units	Subscription warrant —million warrant Foreign certificates and others — million Yen Others 68 million warrants
As of Sep. 30, 2006	Domestic Securities	1,288,291 thousand shares (932,353 million Yen)	— million Yen	Unit type — million units Open type: Stocks 1 million units Bonds — million units	Subscription warrant —million warrant Commercial paper — million Yen
	Foreign Securities	313,766 thousand shares (7,281 million Yen)	— million dollars	Corporate type — million units Contract type 1,752 million units (2,064 million Yen) Foreign investment trust 0 million units	Subscription warrant —million warrant Foreign certificates and others — million Yen Others 157 million warrants
As of March 31, 2006	Domestic Securities	1,137,345 thousand shares (1,042,175million Yen)	— million Yen	Unit type — million units Open type: Stocks 1 million units Bonds — million units	Subscription warrant —million warrant Commercial paper — million Yen
	Foreign Securities	227,888 thousand shares (5,502 million Yen)	— million dollars	Corporate type — million Yen Contract type 1,515 million units (1,776 million Yen) Foreign investment trust 0 million units	Subscription warrant —million warrant Foreign certificates and others — million Yen Others 135 million warrants

(ii) Margin Trading

(Thousands of shares, Millions of Yen)

	Loans to customers for their margin trading and the number of shares customers bought by the loan		Number of shares the Company lends to customers and the value of these securities sold by the customers	
	Value	Number of shares	Number of shares	Value
As of September 30, 2005	381,785	588,629	89,819	70,085
As of September 30, 2006	430,208	494,838	31,288	32,558
As of March 31, 2006	606,561	671,241	36,439	39,302

[5] Capital Adequacy Ratio

(Millions of Yen)

		As of September 30, 2005	As of September 30, 2006	As of March 31, 2006
Tier I Capital	①	53,812	67,293	60,565
Tier II Capital	Net unrealized gain on investment	411	681	821
	Statutory reserves	2,299	3,097	2,795
	Allowance for doubtful accounts	182	280	390
	Long-term subordinate debts	—	—	—
	Short-term subordinate debts	—	—	—
	Total ②	2,893	4,059	4,007
Assets to be deducted from equity capital	③	5,842	6,566	5,957
Equity capital after deduction	①+②−③ (A)	50,863	64,786	58,616
Risk	Market risk	195	155	185
	Counter party risk	8,753	10,257	12,945
	Basic risk	3,204	4,524	3,807
	Total (B)	12,153	14,937	16,938
Capital adequacy ratio	(A)／(B)×100 (%)	418.5	433.7	346.0

Notes: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital.

Values are rounded down to the nearest millionth.

Part 5 Financial Status

1 Presentation of Interim Financial Statements

(1) Consolidated Interim Financial Statements

Pursuant to the "Regulations of Consolidated Interim Financial Statements" (Ministry of Finance Ordinance No. 24, 1999) and its Article 48 and 69, the consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

The consolidated interim financial statements for the six months ended September 30, 2005 have been prepared according to the former Regulations of Consolidated Interim Financial Statements while the consolidated interim financial statements for the six months ended September 30,2006 have been prepared according to the current Regulations of Consolidated Interim Financial Statements.

(2) The non-consolidated Interim Financial Statements

Pursuant to the "Regulations of Interim Financial Statements" (Ministry of Finance Ordinance No. 38, 1977) and its Article 38 and 57, the non-consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

The non-consolidated interim financial statements for the six months ended September 30, 2005 have been prepared according to the former Regulations of Interim Financial Statements while the non-consolidated interim financial statements for the six months ended September 30, 2006 have been prepared according to the current Regulations of Interim Financial Statements.

(3) Presentation of Amounts

The amounts presented in the consolidated and non-consolidated interim financial statements are rounded to the nearest million Yen.

2 Audit Reports

The consolidated and non-consolidated interim financial statements for the six months ended September 30, 2005 were audited by ChuoAoyama PricewaterhouseCoopers and the consolidated and non-consolidated interim financial statements for the six months ended September 30, 2006 were audited by PricewaterhouseCoopers Aarata based on the Article 193-2 of Japanese Securities Law.

Notice to readers:

The accompanying consolidated and non-consolidated interim financial statements have been prepared in accordance with the proviso set forth in the Commercial Code of Japan and the Securities and Exchanges Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financing Reporting Standards.

The consolidated and non-consolidated interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1 Consolidated interim financial statements and others

(1) Consolidated interim financial statements

[1] Consolidated interim balance sheets

Item		September 30, 2005			September 30, 2006			March 31, 2006		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			79,309			26,931			102,403	
Cash segregated as deposits			307,004			262,006			322,005	
Cash in trust			1,500			75,000			1,000	
Trading assets			10			—			—	
Net receivables arising from pre-settlement date trades			652			13			705	
Margin account assets			399,520			433,832			610,279	
Loans receivable from customers		381,785			430,208			606,561		
Cash deposited as collateral for securities borrowed from securities finance companies		17,735			3,624			3,719		
Receivable on collateralized securities transactions			2,654			1,773			1,747	
Cash deposits collateral for securities borrowed		2,654			1,773			1,747		
Receivables from customers and others			188			61			17	
Advanced paid for subscription			—			—			66	
Short-term guarantee deposits			9,975			16,920			13,066	
Suspense account for securities to deliver			18			—			—	
Others			6,286			7,435			9,149	
Allowance for doubtful accounts			(183)			(281)			(391)	
Total current assets			806,933	99.1		823,689	99.1		1,060,045	99.3
II Fixed assets										
1 Tangible fixed assets	※1		1,155	0.2		1,083	0.1		1,111	0.1
2 Intangible assets			2,710	0.3		2,944	0.4		2,779	0.3
Software		2,675			2,917			2,748		
Others		35			27			31		
3 Investments and others			3,146	0.4		3,263	0.4		3,275	0.3
Investment securities		2,013			1,691			1,934		
Others		1,182			2,182			2,102		
Allowance for doubtful accounts		(49)			(610)			(760)		
Total fixed assets			7,012	0.9		7,290	0.9		7,165	0.7
Total assets			813,944	100.0		830,979	100.0		1,067,210	100.0

(Millions of Yen)

Item	Note	September 30, 2005			September 30, 2006			March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
Ⅰ Current liabilities										
Margin account liabilities			143,598			102,107			218,035	
Loans from securities finance companies	※2	73,513			69,549			178,733		
Proceeds of securities sold on customers' account		70,085			32,558			39,302		
Payables on collateralized securities transactions			67,241			86,234			153,120	
Cash deposits as collateral for securities loaned		67,241			86,234			153,120		
Deposits received			166,094			137,337			155,473	
Guarantee money received			177,638			174,435			196,235	
Suspense account for undelivered securities			4			16			8	
Short-term borrowings			100,718			119,915			118,650	
Commercial paper			2,000			8,000			—	
Bond due within one year			10,000			10,000			20,000	
Accrued income taxes			5,900			3,977			12,141	
Accrued bonuses			83			69			383	
Others			2,322			2,433			3,046	
Total current liabilities			675,599	83.0		644,523	77.5		877,091	82.2
Ⅱ Long-term liabilities										
Bonds			30,000			40,000			40,000	
Convertible bond			39,800			39,800			39,800	
Long-term borrowings			11,725			35,310			39,643	
Reserve for directors' retirement bonuses			235			206			235	
Others			0			0			0	
Total long-term liabilities			81,761	10.0		115,316	13.9		119,678	11.2
Ⅲ Statutory reserves										
Reserve for securities transactions	※4		2,299			3,098			2,795	
Total statutory reserves			2,299	0.3		3,098			2,795	0.3
Total liabilities			759,659	93.3		762,937	91.8		999,565	93.7

(Millions of Yen)

Item	Note	September 30, 2005		September 30, 2006		March 31, 2006	
		Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
(Shareholders' equity)							
I Common stock		11,681	1.4	—	—	11,750	1.1
II Capital surplus		9,529	1.2	—	—	9,598	0.9
III Earned surplus		32,685	4.0	—	—	45,497	4.2
IV Net unrealized gain (loss) on investment securities, net of taxes		412	0.1	—	—	822	0.1
V Treasury stock		(21)	(0.0)	—	—	(22)	(0.0)
Total shareholders' equity		54,285	6.7	—	—	67,645	6.3
Total liabilities and shareholders' equity		813,944	100.0	—	—	1,067,210	100.0
(Net assets)							
I Shareholders' equity							
Common stock		—		11,825		—	
Capital surplus		—		9,673		—	
Earned surplus		—		45,885		—	
Treasury stock		—		(22)		—	
Total shareholders' equity		—	—	67,361	8.1	—	—
II Valuation and translation adjustments							
Net unrealized gain (loss) on investment securities, net of taxes		—		681		—	
Total valuation and translation adjustments		—	—	681	0.1	—	—
Total net assets		—	—	68,042	8.2	—	—
Total liabilities and net assets		—	—	830,979	100.0	—	—

[2] Consolidated interim statements of income

(Millions of Yen)

Item		Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Ⅰ Operating revenues										
Commissions			16,242			13,513			42,477	
Brokerage commissions		14,793			12,234			39,182		
Underwriting and selling commissions		100			37			164		
Subscription and distribution commissions		3			2			23		
Others		1,346			1,240			3,108		
Net gain (loss) on trading			(89)			(77)			(204)	
Interest and dividend income			6,309			8,188			14,839	
Total operating revenues			22,463	100.0		21,625	100.0		57,072	100.0
Ⅱ Interest expenses			1,396			1,471			2,922	
Net operating revenues			21,067	93.8		20,154	93.2		54,150	94.9
Ⅲ Selling, general and administrative expenses			7,048	31.4		9,092	42.0		17,034	29.9
Transaction related expenses		2,080			2,674			5,000		
Employees' compensation and benefits	※1	886			951			1,979		
Occupancy and rental		152			182			324		
Data processing and office supplies		3,156			4,403			7,173		
Depreciation		489			593			1,050		
Duties and taxes other than income taxes		138			152			353		
Provision of allowance for doubtful accounts		29			—			949		
Others		117			138			206		
Operating income			14,019	62.4		11,061	51.2		37,116	65.0
Ⅳ Non-operating income			39	0.2		157	0.7		175	0.3
Compensation income for damages		—			94			122		
Dividend income		—			56			33		
Others		39			8			20		
Ⅴ Non-operating expenses			32	0.2		12	0.1		230	0.4
Bond issuing costs		—			—			83		
Others		32			12			146		
Ordinary income			14,026	62.4		11,207	51.8		37,062	64.9

Item	Note	Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Ⅵ Special profits										
Gain on sales of investment securities		—			—			189		
Reversal of allowance for doubtful accounts		—			218			—		
Total special profits			—	—		218	1.0		189	0.4
Ⅶ Special losses										
Loss on sales and disposals of property and equipment	※2	33			0			87		
Loss on impairment of fixed assets		—			—			6		
Provision for statutory reserves		411			302			907		
Devaluation loss on telephone subscription rights		—			0			—		
Devaluation loss on corporate golf membership and resort membership		—			—			31		
Total special losses			444	1.9		303	1.4		1,031	1.8
Income before income taxes			13,582	60.5		11,123	51.4		36,220	63.5
Income taxes - current		5,813			3,916			16,746		
Income taxes - deferred		(70)	5,743	25.6	625	4,541	21.0	(1,176)	15,570	27.3
Net income			7,839	34.9		6,582	30.4		20,650	36.2

[3] Consolidated interim statements of retained earnings

Item	Note	Six months ended September 30, 2005		Year ended March 31, 2006	
		Millions of Yen		Millions of Yen	
(Capital surplus)					
I Beginning balance of capital surplus			9,317		9,317
II Increase in capital surplus					
1 Issuance of new shares on the exercise of new-share purchase rights		212	212	281	281
III Capital surplus at end of period			9,529		9,598
(Earned surplus)					
I Beginning balance of earned surplus			28,737		28,737
II Increase in earned surplus					
1 Net income		7,839	7,839	20,650	20,650
III Decrease in earned surplus					
1 Cash dividends		3,792		3,792	
2 Bonus to directors		99	3,891	99	3,891
IV Earned surplus at end of period			32,685		45,497

[4] Consolidated interim statements of changes in net assets

(Six months ended September 30, 2006) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of Mar. 31, 2006	11,750	9,598	45,497	(22)	66,823
Changes in the current term					
Issuance of new shares	75	75			150
Dividends from earned surplus			(6,194)		(6,194)
Net income			6,582		6,582
Purchase of treasury stock				(0)	(0)
Net change of items other than Shareholders' equity					
Total changes of items in the current term	75	75	388	(0)	537
Balance as of Sep. 30, 2006	11,825	9,673	45,885	(22)	67,361

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2006	822	822	67,645
Changes in the current term			
Issuance of new shares			150
Dividends from earned surplus			(6,194)
Net income			6,582
Purchase of treasury stock			(0)
Net change of items other than Shareholders' equity	(141)	(141)	(141)
Total changes of items in the current term	(141)	(141)	397
Balance as of Sep. 30, 2006	681	681	68,042

[5] Consolidated interim statements of cash flow

Item	Note	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
		Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		13,582	11,123	36,220
Depreciation and amortization		489	593	1,050
Net change in allowance for doubtful accounts		29	(260)	949
Net change in accrued bonuses		(218)	(314)	82
Net change in reserve for securities transactions		411	302	907
Interest and dividend income		(486)	(891)	(1,139)
Interest expenses		527	843	1,116
Interest income on margin transactions		(5,771)	(7,247)	(13,581)
Interest expenses on margin transactions		777	529	1,626
Loss on sales and disposals of property and equipment		33	0	87
Loss on impairment of fixed assets		—	—	6
Devaluation loss on telephone subscription rights		—	0	—
Gain on sales of investment securities		—	—	(189)
Devaluation loss on corporate golf membership and resort membership		—	—	31
Net change in deposits segregated for customers		(84,001)	59,999	(99,002)
Net change in cash in trust		7,500	(14,000)	8,000
Net change in trading assets		98	—	107
Net change in net receivables arising from pre-settlement date trades		271	692	218
Net change in margin assets and liabilities		(9,483)	60,519	(145,805)
Net change in receivable on collateralized securities transactions		(1,044)	(27)	(137)
Net change in deposits received		59,516	(18,136)	48,913
Net change in cash collateral for securities loaned		(6,539)	(66,886)	79,340
Net change in guarantee deposits received		40,171	(21,800)	58,768
Net change in short-term guarantee deposits		(3,180)	(3,854)	(6,271)
Bonus to director		(99)	—	(99)
Others		(711)	859	(1,969)
Sub total		11,872	2,044	(30,771)
Interest and dividend received		455	890	1,081
Interest paid		(522)	(788)	(1,098)
Interest on margin transactions received		5,335	6,552	12,726
Interest on margin transactions paid		(608)	(512)	(1,641)
Income taxes paid		(6,344)	(11,998)	(10,946)
Net cash flows from operating activities		10,189	(3,812)	(30,650)

Item	Note	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
		Millions of Yen	Millions of Yen	Millions of Yen
Ⅱ Cash flows from investing activities				
Payments for purchases of property and equipment		(83)	(15)	(93)
Payments for purchases of intangible assets		(901)	(481)	(1,795)
Proceeds from sales of investment securities		—	—	954
Others		1	(64)	(16)
Net cash flows from investing activities		(983)	(560)	(949)
Ⅲ Cash flows from financing activities				
Net change in short-term borrowings		8,000	(2,000)	51,000
Net change in commercial paper		1,000	8,000	(1,000)
Proceeds from long-term borrowings		7,100	1,000	37,100
Repayments of long-term borrowings		(3,689)	(2,068)	(30,839)
Proceeds from issuance of bonds		—	—	19,917
Repayment for corporate bond		—	(10,003)	—
Proceeds from issuance of shares		221	147	358
Payments for purchase of treasury stock		(0)	(0)	(1)
Dividends paid		(3,780)	(6,176)	(3,784)
Net cash flows from financing activities		8,852	(11,100)	72,750
Ⅳ Translation difference of cash and cash equivalent		0	0	0
Ⅴ Net change in cash and cash equivalent		18,058	(15,472)	41,152
Ⅵ Cash and cash equivalents at beginning of period		61,251	102,403	61,251
Ⅶ Cash and cash equivalents at end of period	※1	79,309	86,931	102,403

Significant Accounting Policies for the Consolidated Interim Financial Statements

	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
1 Scope of Consolidation	Number of Consolidated subsidiary: 1 (Matsui Real Estate Co., Ltd.)	Same as the left column.	Same as the left column.
2 Application of equity method	The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.	Same as the left column.	Same as the left column.
3 Accounting period	The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.	Same as the left column.	Same as the left column.
4 Accounting policies	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value. (ii) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Same as the left column. (ii) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted are same as the left column.	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Same as the left column. (ii) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are same as the left column.

	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
	(2) Depreciation of depreciable assets (i) Tangible fixed assets The Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments. (ii) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years). (3) Accounting policies for significant provisions (i) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued. (4) Lease transactions Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	(2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (ii) Intangible assets Same as the left column. (3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. *(ii) Accrued bonuses* Same as the left column. (4) Lease transactions Same as the left column.	(2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (ii) Intangible assets Same as the left column. (3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Same as the left column. (4) Lease transactions Same as the left column.

	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
	(5) Hedge Accounting (i) Hedge accounting method The Company is eligible for the application of an allowed alternative method for the interest rate swap. The Company accounts for its interest rate swap trading pursuant to the allowed alternative method. (ii) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedged items) Borrowings and others (iii) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (iv) Judgment for effectiveness of hedging The Company omits judgment for effectiveness of hedging due to the application of the allowed alternative method. (6) Other material items National and local consumption taxes are separately recorded.	(5) Hedge Accounting (i) Hedge accounting method Same as the left column. (ii) Means for hedging and objective of hedging Same as the left column. (iii) Hedging policy Same as the left column. (iv) Judgment for effectiveness of hedging Same as the left column. (6) Other material items Same as the left column.	(5) Hedge Accounting (i) Hedge accounting method Same as the left column. (ii) Means for hedging and objective of hedging Same as the left column. (iii) Hedging policy Same as the left column. (iv) Judgment for effectiveness of hedging Same as the left column. (6) Other material items Same as the left column.
5 Scope of "Cash and cash equivalents" in consolidated interim statements of cash flows	"Cash and cash equivalents" in the consolidated interim statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.	Same as the left column.	"Cash and cash equivalents" in the consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.

Significant Change in Accounting Policies for the Consolidated Interim Financial Statements

Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
The Company adopted "Accounting Standard for Impairment of Fixed Assets (*Opinions on the* establishment of Accounting for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002)" and "Guideline for the Application of Accounting Standard for Impairment of Fixed Assets (Accounting Standard Board of Japan, October 31, 2003)" from the six months period ended September 30, 2005. There are no impacts on the consolidated interim financial statements of the Company due to the adoption of the accounting standard.	―――――	The Company adopted "Accounting Standard for Impairment of Fixed Assets (Opinions on the establishment of Accounting for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002)" and "Guideline for the Application of Accounting Standard for Impairment of Fixed Assets (Accounting Standard Board of Japan, October 31, 2003)" from the year ended March 31, 2006. Accordingly, income before income taxes has decreased by 6 million yen. Pursuant to the revised regulations of consolidated financial statements, accumulated loss on impairment of fixed assets has been directly deducted from each asset.
―――――	The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" from this interim period. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 68,042 million yen. Consolidated interim financial statements are presented according to the revision of "Regulations of Consolidated Interim Financial Statements".	―――――

Reclassifications

Six months ended September 30, 2005	Six months ended September 30, 2006
"Net change in net receivables arising from pre-settlement date trades" in the cash flows from operating activities, which had been previously included in "others ", was stated separately from the current fiscal period. The balance of "Net change in net receivables arising from pre-settlement date trades", as of September 30, 2004 was 540 Million Yen. "Net change in receivable on collateralized securities transactions" in the cash flows from operating activities, which had been previously included in "others", was stated separately from the current fiscal period. The balance of "Net change in receivable on collateralized securities transactions", as of September 30, 2004 was −107 Million Yen.	"Compensation income for damages" in non-operating income which had been previously included in "non-operating income", was stated separately from the current fiscal period. The amount of "Income from compensation for damages" for the six months ended September 30, 2006, was 3 million yen. "Dividend income" in non-operating income which had been previously included in "non-operating income", was stated separately from the current fiscal period. The amount of "dividend income" for the six months ended September 30, 2006 was 26 million yen.

Notes to Consolidated Interim Financial Statements

Notes to Consolidated interim Balance Sheets

As of September 30, 2005	As of September 30, 2006	As of March 31, 2006
※ 1 Accumulated depreciation deducted from tangible fixed assets is 441 million yen.	※ 1 Accumulated depreciation deducted from tangible fixed assets is 518 million yen.	※ 1 Accumulated depreciation deducted from tangible fixed assets is 476 million yen.
※ 2 Assets collateralized: none of the assets were collateralized. Note: The securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 8,031 million yen are collateralized for the loans from securities finance companies. 32,962 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	※ 2 Assets collateralized: none of the assets were collateralized. Note: The securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 5,657 million yen are collateralized for the loans from securities finance companies. 33,636 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	※ 2 Assets collateralized: none of the assets were collateralized. Note: The securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 8,838 million yen are collateralized for the loans from securities finance companies. 80,029 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.
※ 3 Fair values of securities deposited and received are as follows.	※ 3 Fair values of securities deposited and received are as follows.	※ 3 Fair values of securities deposited and received are as follows.
(1) Securities deposited (millions of yen)	(1) Securities deposited (millions of yen)	(1) Securities deposited (millions of yen)
①Securities lent for customers' short position of margin trading 82,086	①Securities lent for customers' short position of margin trading 34,667	①Securities lent for customers' short position of margin trading 43,662
②Collateralized securities for the loans from securities companies 74,974	②Collateralized securities for the loans from securities companies 72,876	②Collateralized securities for the loans from securities companies 183,998
③Securities loaned out in securities loaned: vs. cash transactions 77,390	③Securities loaned out in securities loaned: vs. cash transactions 99,865	③Securities loaned out in securities loaned: vs. cash transactions 172,627
④Long-term guarantee securities deposited 1,872	④Long-term guarantee securities deposited 4,510	④Long-term guarantee securities deposited 5,236
⑤Securities pledged as collateral for short-term guarantee 1,076	⑤Securities pledged as collateral for short-term guarantee 4,052	⑤Securities pledged as collateral for short-term guarantee 2,145

As of September 30, 2005	As of September 30, 2006	As of March 31, 2006
(2) Securities received (millions of yen) ①Securities received for customers' long position of margin trading 387,162 ②Collateralized securities for borrowing securities from securities finance companies 17,951 ③Securities received in securities borrowed: vs. cash transactions 2,514 ④Securities borrowed and deposited from customers 383,165 ⑤Securities received as collateral for short-term guarantee 528	(2) Securities received (millions of yen) ①Securities received for customers' long position of margin trading 383,721 ②Collateralized securities for borrowing securities from securities finance companies 3,722 ③Securities received in securities borrowed: vs. cash transactions 1,704 ④Securities borrowed and deposited from customers 433,941 ⑤Securities received as collateral for short-term guarantee 1,380	(2) Securities received (millions of yen) ①Securities received for customers' long position of margin trading 601,123 ②Collateralized securities for borrowing securities from securities finance companies 3,786 ③Securities received in securities borrowed: vs. cash transactions 1,551 ④Securities borrowed and deposited from customers 536,583 ⑤Securities received as collateral for short-term guarantee 919
※4 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※4 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※4 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

Notes to Consolidated Interim Statements of Income

Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
※1 Employees' compensation and benefits reported in the consolidated interim statements of income include 77 million yen of accrued bonuses.	※1 Employees' compensation and benefits reported in the consolidated interim statements of income include 68 million yen of accrued bonuses.	※1 Employees' compensation and benefits reported in the consolidated of income include 377 million yen of accrued bonuses.
※2 Breakdown of loss on sales and disposals of property and equipment is as follows.	※2 Breakdown of loss on sales and disposals of property and equipment is as follows.	※2 Breakdown of loss on sales and disposals of property and equipment is as follows.
Loss on disposal: (Millions of Yen)	Loss on disposal: (Millions of Yen)	Loss on disposal: (Millions of Yen)
Equipment and instruments 33	Software 0	Equipment and instruments 33
Total 33	Total 0	Software 52
		Others 1
		Total 87
Loss on sales: ―	Loss on sales: ―	Loss on sales: ―

Notes to Consolidated Interim Statements of Changes in Net Assets

(Six months ended September 30, 2006)

1 Types and number of outstanding shares and treasury stock

(Number of shares)

Types of shares	Number of shares as of Mar. 31, 2006	Number of shares increased for the six months ended September 30, 2006	Number of shares decreased for the six months ended September 30, 2006	Number of shares as of Sep. 30, 2006
Outstanding shares				
Common stock	268,281,485	542,304	−	268,823,789
Treasury stock				
Common stock	31,426	205	−	31,631

Note 1. Increase of common stock outstanding is resulted from the execution of new-share purchase rights as stock options.

2. Increase of treasury stock is resulted from the purchase of odd-lot shares.

2 New-Share Purchase Rights

No relevant items.

3 Dividend

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 25, 2006
Type of shares	Common stock
Amount of dividend payment	6,194 million yen
Dividend per share	23.09 yen
Date of record for dividend	March 31, 2006
Effective date	June 26, 2006

Notes to Consolidated Interim Statements of Cash Flow

Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
※1 The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated interim balance sheet is as follows (As of September 30, 2005) (Millions of Yen) Cash and bank deposits 79,309 Cash and cash equivalent 79,309	※1 The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated interim balance sheet is as follows. (As of September 30, 2006) (Millions of Yen) Cash and bank deposits 26,931 Cash in trust (※) 60,000 Cash and cash equivalent 86,931 (※) Cash in trust whose purpose is to segregate guarantee money is excluded.	※1 The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated balance sheet is as follows. (As of March 31, 2006) (Millions of Yen) Cash and bank deposits 102,403 Cash and cash equivalent 102,403

Notes to Lease Transactions

Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Financing lease transactions other than those where title of the property is transferred to lessee. 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition cost equivalent: Equipment and instruments 17 Software 1 Total 18 Accumulated depreciation equivalent Equipment and instruments 16 Software 1 Total 17 Equivalent of balance at end of period Equipment and instruments 2 Software 0 Total 2	Financing lease transactions other than those where title of the property is transferred to lessee. 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition cost equivalent: Equipment and instruments 10 Total 10 Accumulated depreciation equivalent Equipment and instruments 0 Total 0 Equivalent of balance at end of period Equipment and instruments 10 Total 10	Financing lease transactions other than those where title of the property is transferred to lessee. 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition cost equivalent: Equipment and instruments 3 Total 3 Accumulated depreciation equivalent Equipment and instruments 3 Total 3 Equivalent of balance at end of period Equipment and instruments 0 Total 0
2 Present value of future lease payments Within 1 year 2 Over 1 year — Total 2	2 Present value of future lease payments Within 1 year 2 Over 1 year 8 Total 10	2 Present value of future lease payments Within 1 year 0 Over 1 year — Total 0
3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 2 Depreciation equivalent 2 Interest equivalent 0	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 0 Depreciation equivalent 0 Interest equivalent 0	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 4 Depreciation equivalent 3 Interest equivalent 0
4 Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero.	4 Calculation method for depreciation equivalent Same as the left column.	4 Calculation method for depreciation equivalent Same as the left column.
5 Calculation method for interest equivalent The difference between total amount of future lease payment and acquisition costs equivalent is regarded as interest equivalent, which is allocated to the each of fiscal periods by interest method.	5 Calculation method for interest equivalent Same as the left column.	5 Calculation method for interest equivalent Same as the left column.

Notes to Securities and Derivatives Transactions

1 Trading and dealings other than trading

Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
1 Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is not to earn profits to its own account, but to provide various services for online trading customers. The Company also uses foreign exchange forward contracts to limit expense affected by changes in foreign currency exchange rates on its foreign currency settlement transactions and interest rate swap trading to hedge the risk of interest rate on borrowings and others.	1 Trading purposes Same as the left column.	1 Trading purposes Same as the left column.
2 Trading policies To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. But the Company does not trade to earn profits on its account. The standards require to hold position as less as possible. As dealings with non-trading purposes, the Company uses foreign exchange reservation and interest rate swap trading to hedge the trade backed with actual demand.	2 Trading policies Same as the left column.	2 Trading policies Same as the left column.

Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
3 Risk arising form trading Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract. Risks arising from dealings other than trading are similar to those from trading. The Company does not anticipate significant market risk arising from dealings other than trading because of the limited amounts and durations. As for the credit risk the Company does not anticipate significant risk because the Company selects limited financial institutions with high credibility as its business partner.	3 Risk arising form trading Same as the left column.	3 Risk arising from trading Same as the left column.
4 Monitoring of risks The finance department monitors the limit of risk and positions. The monitoring is periodically reported to the head of internal control.	4 Monitoring of risks Same as the left column.	4 Monitoring of risks Same as the left column.

2 Securities and Derivatives

[1] Trading assets and liabilities

(i) Securities held for trading

(Millions of Yen)

	Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006		
	Book value (Fair value)		Net unrealized gain recognized as profit or loss	Book value (Fair value)		Net unrealized gain recognized as profit or loss	Book value (Fair value)		Net unrealized gain recognized as profit or loss
	Assets	Liabilities		Assets	Liabilities		Assets	Liabilities	
Stock	10	—	—	—	—	—	—	—	—
Bonds	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—
Total	10	—	—	—	—	—	—	—	—

(ii) Derivative trading

The Company does not hold trading position at the end of periods.

[2] Non-trading assets and liabilities

(i) "Other securities" whose market price is available

(Millions of Yen)

	Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31,2006		
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Stocks	918	1,610	693	152	1,295	1,143	152	1,533	1,381
Bonds	–	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–	–
Total	918	1,610	693	152	1,295	1,143	152	1,533	1,381

(ii) Major securities which are not evaluated by market value

(Millions of Yen)

	As of September 30, 2005	As of September 30, 2006	As of March 31, 2006
	Book value	Book value	Book value
"Other securities" which are not listed on securities exchanges and others	402	396	401

Note1: Other securities which are not listed on securities exchanges include investment in investment funds.

(iii) Derivative transactions

(Millions of Yen)

	As of September 30, 2005		As of September 30, 2006		As of March 31, 2006	
	Contract Value	Fair value	Contract Value	Fair value	Contract Value	Fair value
Foreign exchange forward contracts	12	(0)	11	(0)	5	(0)

Note1: The fair value of the foreign exchange forward contracts is estimated based on the discounted amounts of net future cash flows.

2: Transactions to which hedge accounting is applied are omitted from the table above.

Notes to Stock Options

(Six months ended September 30, 2006)

No relevant items.

Segment Information

Information related to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the operating revenue or operating income of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information relating to geographic area and export sales has been omitted, as the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

Per Share Information

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<tr><th>Six months ended
September 30, 2005</th><th>Six months ended
September 30, 2006</th><th>Year ended
March 31, 2006</th></tr>
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<td>
<table>
<tr><td>Shareholders' equity per share</td><td>202.57Yen</td></tr>
<tr><td>Earnings per share</td><td>29.31 Yen</td></tr>
<tr><td>Fully diluted earnings per share</td><td>26.13 Yen</td></tr>
</table>
The Company split its stock three-for-one on May 17, 2005. The comparison of per share information under the assumption that the stock was split at the beginning of the fiscal year ended 2004 is as follow:
<table>
<tr><th></th><th>Six months ended September 30, 2004</th><th>Year ended March 31, 2005</th></tr>
<tr><td>Shareholder's equity per share (Yen)</td><td>163.69</td><td>185.73</td></tr>
<tr><td>Earnings per share (Yen)</td><td>25.23</td><td>46.99</td></tr>
<tr><td>Fully diluted earnings per share (Yen)</td><td>22.46</td><td>41.85</td></tr>
</table>
</td>
<td>
<table>
<tr><td>Shareholders' equity per share</td><td>253.14Yen</td></tr>
<tr><td>Earnings per share</td><td>24.51 Yen</td></tr>
<tr><td>Fully diluted earnings per share</td><td>21.90 Yen</td></tr>
</table>
</td>
<td>
<table>
<tr><td>Shareholders' equity per share</td><td>252.17Yen</td></tr>
<tr><td>Earnings per share</td><td>77.11 Yen</td></tr>
<tr><td>Fully diluted earnings per share</td><td>68.78 Yen</td></tr>
</table>
The Company split its stock three-for-one on May 17, 2005. The comparison of per share information under the assumption that the stock was split at the beginning of the fiscal year ended 2005 is as follow:
<table>
<tr><td>Shareholder's equity per share (Yen)</td><td>185.73</td></tr>
<tr><td>Net income per share (Yen)</td><td>46.99</td></tr>
<tr><td>Fully diluted earnings per share (Yen)</td><td>41.85</td></tr>
</table>
</td>
</tr>
</table>

Note: Calculation basis of per share information is as follows:

1. Net assets per share

Items	September 30, 2005	September 30, 2006	March 31, 2006
Total net assets on the balance sheets (Millions of Yen)	—	68,042	—
Net assets attributed to the common stock (Millions of Yen)	—	68,042	—
Breakdown of difference (Millions of Yen)	—	—	—
Number of common stock outstanding (Thousands of shares)	—	268,824	—
Number of common stock held in treasury (Thousands of shares)	—	32	—
Number of common stock included in the calculation of net assets per share (Thousands of shares)	—	268,792	—

2. Net income and fully diluted earnings per share

	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Net income on the statements of income (Millions of Yen)	7,839	6,582	20,650
Net income attributed to the common stock (millions of Yen)	7,839	6,582	20,650
Net income not attributed to the common stock (millions of Yen)	—	—	—
Average number of common stock outstanding (thousands of shares)	267,482	268,484	267,808
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (thousands of shares) New share purchase rights (thousands of shares)	32,541	32,019	32,430
Increase of common stock (thousands of shares)	32,541	32,019	32,430
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	————	1 Brand of new-share purchase rights. Residual securities: 561,000 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"	————

Subsequent Events

No relevant items.

[2] Others

No relevant items.

2 Non-consolidated interim financial statements and others

(1) Non-consolidated interim financial statements

[1] Non-consolidated interim balance sheets

Item		September 30, 2005			September 30, 2006			March 31, 2006		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			79,129			26,737			102,214	
Cash segregated as deposits			307,004			262,006			322,005	
Cash in trust			1,500			75,000			1,000	
Trading assets			10			—			—	
Net receivables arising from pre-settlement date trades			652			13			705	
Margin account assets			399,520			433,832			610,279	
Loans receivable from customers		381,785			430,208			606,561		
Cash deposited as collateral for securities borrowed from securities finance companies		17,735			3,624			3,719		
Receivable on collateralized securities transactions			2,654			1,773			1,747	
Cash deposits collateral for securities borrowed		2,654			1,773			1,747		
Receivables from customers and others			188			61			17	
Advanced paid for subscription			—			—			66	
Short-term guarantee deposits			9,975			16,920			13,066	
Suspense account for securities to deliver			18			—			—	
Others			6,283			7,433			9,148	
Allowance for doubtful accounts			(183)			(281)			(391)	
Total current assets			806,750	99.1		823,494	99.1		1,059,856	99.3
II Fixed assets										
1 Tangible fixed assets	※1		824	0.1		758	0.1		784	0.1
2 Intangible assets			2,710	0.3		2,944	0.4		2,779	0.3
Software		2,675			2,917			2,748		
Others		35			27			31		
3 Investments and others			3,596	0.5		3,712	0.4		3,724	0.3
Investment securities		2,013			1,691			1,934		
Shares of affiliate Companies		450			450			450		
Others		1,182			2,181			2,101		
Allowance for doubtful accounts		(49)			(610)			(760)		
Total fixed assets			7,130	0.9		7,415	0.9		7,287	0.7
Total assets			813,880	100.0		830,908	100.0		1,067,143	100.0

(Millions of Yen)

Item		September 30, 2005			September 30, 2006			March 31, 2006		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Margin account liabilities			143,598			102,107			218,035	
Loans from securities finance companies	※2	73,513			69,549			178,733		
Proceeds of securities sold on customers' account		70,085			32,558			39,302		
Payables on collateralized securities transactions			67,241			86,234			153,120	
Cash deposits as collateral for securities loaned		67,241			86,234			153,120		
Deposits received			166,094			137,337			155,472	
Guarantee money received			177,638			174,435			196,235	
Suspense account for undelivered securities			4			16			8	
Short-term borrowings			100,718			119,915			118,650	
Commercial paper			2,000			8,000			–	
Bond due within one year			10,000			10,000			20,000	
Accrued income taxes			5,899			3,975			12,140	
Accrued bonuses			83			68			382	
Others			2,321			2,432			3,045	
Total current liabilities			675,596	83.0		644,520	77.5		877,088	82.2
II Long-term liabilities										
Bonds			30,000			40,000			40,000	
Convertible bond			39,800			39,800			39,800	
Long-term borrowings			11,725			35,310			39,643	
Reserve for directors' retirement bonuses			235			206			235	
Total long-term liabilities			81,760	10.0		115,316	13.9		119,678	11.2
III Statutory reserves										
Reserve for securities transactions	※4		2,299			3,098			2,795	
Total statutory reserves			2,299	0.3		3,098	0.4		2,795	0.3
Total liabilities			759,655	93.3		762,933	91.8		999,562	93.7

(Millions of Yen)

Item	Note	September 30, 2005			September 30, 2006			March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)										
I Common stock			11,681	1.4		—	—		11,750	1.1
II Capital surplus										
1 Additional paid-in capital			9,529			—			9,598	
Total capital surplus			9,529	1.2		—	—		9,598	0.9
III Earned surplus										
1 Earned surplus reserves			159			—			159	
2 Voluntary reserves			4,250			—			4,250	
Special purpose reserves		4,250			—			4,250		
3 Inappropriate retained earnings			28,215			—			41,024	
Total earned surplus			32,624	4.0		—	—		45,433	4.2
IV Net unrealized gain (loss) on investment securities, net of taxes			412	0.1		—	—		822	0.1
V Treasury stock			(21)	(0.0)		—	—		(22)	(0.0)
Total shareholders' equity			54,224	6.7		—	—		67,581	6.3
Total liabilities and shareholders' equity			813,880	100.0		—	—		1,067,143	100.0
(Net assets)										
I Shareholders' equity										
1 Common stock			—	—		11,825	1.4		—	—
2 Capital surplus										
(1) Additional paid-in capital		—			9,673			—		
Total capital surplus			—	—		9,673	1.2		—	—
3 Earned surplus										
(1) Earned surplus reserves		—			159			—		
(2) Other earned surplus										
Special purpose reserves		—			4,250			—		
Earned surplus carried forward		—			41,409			—		
Total earned surplus			—	—		45,818	5.5		—	—
4 Treasury stock			—	—		(22)	(0.0)		—	—
Total shareholders' equity			—	—		67,294	8.1		—	—
II Valuation and translation adjustments										
1 Net unrealized gain (loss) on investment securities, net of taxes			—			681			—	
Total valuation and translation adjustments			—	—		681	0.1		—	—
Total net assets			—	—		67,975	8.2		—	—
Total liabilities and net assets			—	—		830,908	100.0		—	—

[2] Non-Consolidated Interim Statements of Income

(Millions of Yen)

Item	Note	Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Ⅰ Operating revenues										
Commissions			16,242			13,513			42,477	
Brokerage commissions		14,793			12,234			39,182		
Underwriting and selling commissions		100			37			164		
Subscription and distribution commissions		3			2			23		
Others		1,346			1,240			3,108		
Net gain (loss) on trading	※1		(89)			(77)			(244)	
Interest and dividend income			6,309			8,188			14,839	
Total operating revenues			22,463	100.0		21,625	100.0		57,072	100.0
Ⅱ Interest expenses			1,396			1,471			2,922	
Net operating revenues			21,067	93.8		20,154	93.2		54,150	94.9
Ⅲ Selling, general and administrative expenses			7,049	31.4		9,093	42.1		17,037	29.9
Transaction related expenses		2,080			2,674			5,000		
Employees' compensation and benefits		883			948			1,974		
Occupancy and rental		163			192			344		
Data processing and office supplies		3,156			4,403			7,173		
Depreciation	※2	487			590			1,044		
Duties and taxes other than income taxes		136			149			348		
Provision of allowance for doubtful accounts		29			—			949		
Others		116			137			205		
Operating income			14,018	62.4		11,060	51.1		37,113	65.0
Ⅳ Non-operating income			35	0.2		153	0.7		168	0.3
Compensation income for damages		—			94			122		
Dividend income		—			56			33		
Others		35			4			13		
Ⅴ Non-operating expenses			32	0.2		12	0.0		230	0.4
Bond issuing costs		—			—			83		
Others		32			12			146		
Ordinary income			14,022	62.4		11,202	51.8		37,052	64.9

Item	Note	Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Ⅵ Special profits										
Gain on sales of investment securities		—			—			189		
Reversal of allowance for doubtful accounts		—			218			—		
Total special profits			—	—		218	1.0		189	0.3
Ⅶ Special losses										
Loss on sales and disposals of property and equipment		33			0			87		
Loss on impairment of fixed assets		—			—			4		
Provision for statutory reserves		411			302			907		
Devaluation loss on telephone subscription rights		—			0			—		
Devaluation loss on corporate golf membership and resort membership		—			—			31		
Total special losses			444	2.0		303	1.4		1,029	1.8
Income before income taxes			13,577	60.4		11,118	51.4		36,212	63.4
Income taxes - current		5,812			3,914			16,744		
Income taxes - deferred		(70)	5,742	25.5	625	4,539	21.0	(1,176)	15,568	27.2
Net income			7,835	34.9		6,579	30.4		20,644	36.2
Inappropriate retained earnings at the beginning of period			20,380			—			20,380	
Inappropriate retained earnings at the end of period			28,215			—			41,024	

[3] Non- Consolidated interim statements of changes in net assets

(Six months ended September 30, 2006) (Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of Mar. 31, 2006	11,750	9,598	9,598	159	4,250	41,024	45,433	(22)	66,760
Changes in the current term									
Issuance of new shares	75	75	75						150
Dividends from earned surplus						(6,194)	(6,194)		(6,194)
Net income						6,579	6,579		6,579
Purchase of treasury stock								(0)	(0)
Net change of items other than Shareholders' equity									
Total changes in the current term	75	75	75	—	—	385	385	(0)	534
Balance as of Sep. 30, 2006	11,825	9,673	9,673	159	4,250	41,409	45,818	(22)	67,294

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2006	822	822	67,581
Changes in the current term			
Issuance of new shares			150
Dividends from earned surplus			(6,194)
Net income			6,579
Purchase of treasury stock			(0)
Net change of items other than Shareholders' equity	(141)	(141)	(141)
Total changes in the current term	(141)	(141)	394
Balance as of Sep. 30, 2006	681	681	67,975

Significant Accounting Policies for the Non-Consolidated Interim Financial Statements

	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
1 Valuation of Significant Assets	(1) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value. (2) Securities not classified in trading assets: Shares of affiliate companies are stated at cost determined on a moving average method. Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated as fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Securities and derivatives classified in trading assets: Same as the left column. (2) Securities not classified in trading assets: Shares of affiliate companies: Same as the left column. Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated as fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted are same as the left column.	(1) Securities and derivatives classified in trading assets: Same as the left column. (2) Securities not classified in trading assets: Shares of affiliate companies: Same as the left column. Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated as fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are same as the left column.
2 Depreciation of Fixed Assets	(1) Tangible fixed assets The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instrument. (2) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column.	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column.
3 Accrued Assets	Bond issuing cost The entire bond issuing cost is expensed at the issuance.	Bond issuing cost Same as the left column	Bond issuing cost Same as the left column

	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
4 Accounting policies for significant provisions	(1) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. (3) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column. (3) Reserve for Securities Transactions Same as the left column.	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column. (3) Reserve for Securities Transaction Same as the left column.
5 Lease Transactions	Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	Same as the left column.	Same as the left column.

	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
6 Hedge accounting	(1) Hedge accounting method The Company is eligible for the application of an allowed alternative method for the interest rate swap. The Company accounts for the interest rate swap trading pursuant to the allowed alternative method. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedged items) Borrowings and others (3) Hedging policy The Company uses interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (4) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method.	(1) Hedge accounting method Same as the left column. (2) Means for hedging and objective of hedging Same as the left column. (3) Hedging policy Same as the left column. (4) Judgment for effectiveness of hedging Same as the left column.	(1) Hedge accounting method Same as the left column. (2) Means for hedging and objective of hedging Same as the left column. (3) Hedging policy Same as the left column. (4) Judgment for effectiveness of hedging Same as the left column.
7 Other material items	Consumption taxes National and local consumption taxes are separately recorded.	Consumption taxes Same as the left column.	Consumption taxes Same as the left column.

Significant Change in Accounting policies for the non-consolidated interim financial statements

Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
The Company adopted "Accounting Standard for Impairment of Fixed Assets (Opinions on the establishment of Accounting for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002)" and "Guideline for the Application of Accounting Standard for Impairment of Fixed Assets (Accounting Standard Board of Japan, October 31, 2003)" from the six months period ended September 30, 2005. There are no impacts on the interim financial statements of the Company due to the adoption of the accounting standard.	―――	The Company adopted "Accounting Standard for Impairment of Fixed Assets (Opinions on the establishment of Accounting for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002)" and "Guideline for the Application of Accounting Standard for Impairment of Fixed Assets (Accounting Standard Board of Japan, October 31, 2003)" from the year ended March 31, 2006. Accordingly, income before income taxes has decreased by 6 million yen. Pursuant to the revised regulations of financial statements, accumulated loss on impairment of fixed assets has been directly deducted from each asset.
―――	The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" from this interim period. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 67,975 million yen. Non-consolidated interim financial statements are presented according to the revision of "Regulations of Non-consolidated Interim Financial Statements".	―――

Reclassifications

Six months ended September 30, 2005	Six months ended September 30, 2006
————	"Compensation income for damages" in non-operating income which had been previously included in "non-operating income", was stated separately from the current fiscal period. The amount of "Income from compensation for damages" for the six months ended September 30, 2006, was 3 million yen. "Dividend income" in non-operating income which had been previously included in "non-operating income", was stated separately from the current fiscal period. The amount of "dividend income" for the six months ended September 30, 2006 was 26 million yen.

Notes to Non-Consolidated Interim Financial Statements

Notes to Non-Consolidated Interim Balance Sheets

As of September 30, 2005	As of September 30, 2006	As of March 31, 2006
※ 1 Accumulated depreciation deducted from tangible fixed assets is 296 million yen.	※ 1 Accumulated depreciation deducted from tangible fixed assets is 369 million yen.	※ 1 Accumulated depreciation deducted from tangible fixed assets is 328 million yen.
※ 2 Assets collateralized: none of the assets were collateralized. Note: The securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 8,031 million yen are collateralized for the loans from securities finance companies. 32,962 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	※ 2 Assets collateralized: none of the assets were collateralized. Note: The securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 5,65 million yen are collateralized for the loans from securities finance companies. 33,636 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	※ 2 Assets collateralized: none of the assets were collateralized. Note: The securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 8,838 million yen are collateralized for the loans from securities finance companies. 80,029 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.
※3 Fair values of securities deposited and received are as follows.	※3 Fair values of securities deposited and received are as follows.	※3 Fair values of securities deposited and received are as follows.
(1) Securities deposited (millions of yen)	(1) Securities deposited (millions of yen)	(1) Securities deposited (millions of yen)
①Securities lent for customers' short position of margin trading: 82,086	①Securities lent for customers' short position of margin trading: 34,667	①Securities lent for customers' short position of margin trading: 43,662
② Collateralized securities for the loans from securities companies: 74,974	② Collateralized securities for the loans from securities companies: 72,876	② Collateralized securities for the loans from securities companies: 183,998
③ Securities loaned out in securities loaned: vs. cash transactions: 77,390	③ Securities loaned out in securities loaned: vs. cash transactions: 99,865	③ Securities loaned out in securities loaned: vs. cash transactions: 172,627
④ Long-term guarantee securities deposited: 1,872	④ Long-term guarantee securities deposited: 4,510	④ Long-term guarantee securities deposited: 5,236
⑤Securities Pledged as collateral for shot-term guarantee: 1,076	⑤Securities pledged as collateral for short-term guarantee: 4,052	⑤Securities pledged as collateral for short-term guarantee: 2,145

As of September 30, 2005	As of September 30, 2006	As of March 31, 2006
(2) Securities received (millions of yen) ① Securities received for customers' long position of margin trading 387,162 ② Collateralized securities for borrowing securities from securities finance companies 17,951 ③Securities received in securities borrowed: vs. cash transactions 2,514 ④ Securities borrowed and deposited from customers 383,165 ⑤ Securities received as collateral for short-term guarantee 528	(2) Securities received (millions of yen) ① Securities received for customers' long position of margin trading 383,721 ② Collateralized securities for borrowing securities from securities finance companies 3,722 ③Securities received in securities borrowed: vs. cash transactions 1,704 ④ Securities borrowed and deposited from customers 433,941 ⑤ Securities received as collateral for short-term guarantee 1,380	(2) Securities received (millions of yen) ① Securities received for customers' long position of margin trading 601,123 ② Collateralized securities for borrowing securities from securities finance companies 3,786 ③Securities received in securities borrowed: vs. cash transactions 1,551 ④ Securities borrowed and deposited from customers 536,583 ⑤ Securities received as collateral for short-term guarantee 919
※4 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※4 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※4 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

Notes to Non-consolidated interim statements of income

Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
※1 Breakdown of net gain on trading (millions of Yen) Stocks (93) Bonds and others 5 Total (89) ※2 *Depreciation expenses* (Millions of Yen) Tangible Fixed Assets 46 Intangible Assets 440	※1 Breakdown of net gain on trading (millions of Yen) Stocks (81) Bonds and others 4 Total (77) ※2 Depreciation expenses (Millions of Yen) Tangible Fixed Assets 40 Intangible Assets 550	※1 Breakdown of net gain on *trading (millions of Yen)* Stocks (253) Bonds and others 9 Total (244) ※2 Depreciation expenses (Millions of Yen) Tangible Fixed Assets 91 Intangible Assets 953

Notes to Non-consolidated Interim Statements of Changes in Net Assets

(Six months ended September 30, 2006)

Types and number of shares

(Number of shares)

Types of shares	Number of shares as of Mar. 31, 2006	Number of shares increased for the six months ended September 30, 2006	Number of shares decreased for the six months ended September 30, 2006	Number of shares as of Sep. 30, 2006
Treasury stock				
Common stock	31,426	205	–	31,631
Total	31,426	205	–	31,631

Note: Increase of treasury stock is resulted from the purchase of odd-lot shares.

Notes to Lease Transactions

Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Financing lease transactions other than those where title of the property is transferred to lessee 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition cost equivalent Equipment and instruments 17 Software 1 Total 18 Accumulated depreciation equivalent Equipment and instruments 16 Software 1 Total 17 Equivalent of balance at end of period Equipment and instruments 2 Software 0 Total 2	Financing lease transactions other than those where title of the property is transferred to lessee 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition cost equivalent Equipment and instruments 10 Total 10 Accumulated depreciation equivalent Equipment and instruments 0 Total 0 Equivalent of balance at end of period Equipment and instruments 10 Total 10	Financing lease transactions other than those where title of the property is transferred to lessee 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition cost equivalent Equipment and instruments 3 Total 3 Accumulated depreciation equivalent Equipment and instruments 3 Total 3 Equivalent of balance at end of period Equipment and instruments 0 Total 0
2 Present value of future lease payments (Millions of Yen) Within 1 year 2 Over 1 year – Total 2	2 Present value of future lease payments (Millions of Yen) Within 1 year 2 Over 1 year 8 Total 10	2 Present value of future lease payments (Millions of Yen) Within 1 year 0 Over 1 year – Total 0
3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 2 Depreciation equivalent 2 Interest equivalent 0	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 0 Depreciation equivalent 0 Interest equivalent 0	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 4 Depreciation equivalent 3 Interest equivalent 0
4 Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero.	4 Calculation method for depreciation equivalent Same as the left column.	4 Calculation method for depreciation equivalent Same as the left column.
5 Calculation method for interest equivalent The difference between total amount of future lease payment and acquisition costs equivalent is regarded as interest equivalent, which is allocated to the each of fiscal periods by interest method.	5 Calculation method for interest equivalent Same as the left column.	5 Calculation method for interest equivalent Same as the left column.

Notes to Securities held by the Company

Shares of affiliate companies do not have market price for the six months ended September 30 of 2005 and 2006 and the year ended March 31, 2006.

Per-share information

Per-share information for the Non-Consolidated Company is omitted for the Company disclosed consolidated interim financial statements.

Subsequent events

No relevant items.

[2] Others

No relevant items.

Part 6 Referential information on the Company

Translation omitted.

2 Information on the Surety of the Company

No relevant items.

END